As filed with the Securities and Exchange Commission on February 13, 2006

Registration No. 333-130290

Registration No. 811-08387

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO

FORM N-5

REGISTRATION STATEMENT OF SMALL BUSINESS INVESTMENT COMPANY

UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940

WATERSIDE CAPITAL CORPORATION

(Exact name of registrant as specified in its charter)

Waterside Capital Corporation 500 East Main Street, Suite 800 Norfolk, Virginia 23510 (757) 626-1111	J. Alan Lindauer President and Chief Executive Officer Waterside Capital Corporation 500 East Main Street, Suite 800 Norfolk, Virginia 23510 (757) 626-1111
(Address of principal executive offices)	(Name and address of agent for service)

With a copy to:

Bradley A. Haneberg, Esq.

Kaufman & Canoles, P.C.

Three James Center

1051 East Cary Street, 12th Floor

Richmond, Virginia 23219

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the Effective Date of this Registration Statement.

WE HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL WE SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

WATERSIDE CAPITAL CORPORATION

CROSS REFERENCE SHEET

(Pursuant to Rule 481 showing the location in the Prospectus of the responses to the

Items of Parts I and II of Form N-5)

Item No. and Caption	Prospectus Caption
1. Organization and Business	Our Company – General
2. Fundamental Policies of Registrant	See Part I
3. Policies with Respect to Security Investments	See Part I
4. Ownership of Voting and Convertible Securities of Other Issuers	Our Business – Portfolio Companies
5. Special Tax Provisions Applicable to Registrant	Federal Income Tax Considerations
6. Pending Legal Proceedings	Our Business - Litigation
7. Summary of Earnings	Summary Financial Information
8. Persons in Control Relationships with Registrant	Principal Shareholders
9. Persons Owning Equity Securities of Registrant	Principal Shareholders
10. Number of Holders of Equity Securities of Registrant	Description of Capital Stock – Common Stock
11. Directors and Executive Officers	Management – Directors and Executive Officers
12. Members of Advisory Board of Registrant	Not Applicable
13. Remuneration of Directors, Officers and Members of Advisory Board	Compensation
14. Indemnification of Officers and Directors	Indemnification
15. Custodians of Portfolio Securities	Custodian
16. Investment advisers	Not Applicable
17. Business and Other Connections of Investment Advisers and Their Managements	Not Applicable
18. Interest of Affiliated Persons in Certain Transactions	Related Party Transactions
19. Capital Stock	Description of Capital Stock – Common Stock and Description of Capital Stock – Preferred Stock
20. Long-Term Debt	Description of Capital Stock – Long Term Debt
21. Other Securities	Not Applicable
22. Financial Statements	See response to Item 28
23. Distribution Spread	Not Applicable
24. Plan of Distribution	Common Stock Rights Offering – Distribution Agreements
25. Use of Proceeds to Registrant	Use of Proceeds
26. Sales Otherwise Than for Cash	Not Applicable
27. Information Required by Items of Part I	See above
28. Financial Statements Required by Item 22 of Part I	Financial Statements

2

PART I

INFORMATION REQUIRED IN REGISTRATION STATEMENT

UNDER THE INVESTMENT COMPANY ACT OF 1940

(For Part I Items contained in the

Prospectus, see Cross Reference Sheet)

ITEM 2.	FUNDAMENTAL POLICIES OF REGISTRANT.

Our policies relating to the activities described below are matters of fundamental policy in accordance with Sections 8(b) and 13(a) of the Investment Act Company Act of 1940, as amended (the “Investment Act”). We may not change these policies without the approval of the lesser of (i) shareholders collectively holding at least 67% of our voting securities present or represented at a shareholders’ meeting at which the holders of more than 50% of such shares are present or represented or (ii) shareholders collectively holding more than 50% of our outstanding voting securities. Undefined capitalized terms have the meanings ascribed in the attached Prospectus.

(a) We are permitted to issue the maximum amount of SBA borrowed funds (“SBA Debentures”) permitted by the Small Business Investment Act of 1958, as amended (the “SBA Act”) and SBA regulations. As of December 31, 2005, we have issued $21,400,000 of SBA Debentures and anticipate issuing more in the foreseeable future.

(b) We are permitted to borrow money only for the purpose of investments in, and making loans to, small business concerns. We are permitted, however, to finance the acquisition of capital assets used in our ordinary business operations.

(c) We are not permitted to engage in the business of underwriting the securities of other issuers. We anticipate that all or substantially all of our investments in small business concerns will be in securities that may not be sold to the public without registration under the Securities Act of 1933, as amended. With the exception of a single investment, all of our current equity investments in small business concerns are so restricted.

(d) We are prohibited from concentrating more than 25% of the value of our assets, determined at the time an investment is made, exclusive of U.S. government securities, in securities issued by companies primarily engaged in the same industry.

(e) We are prohibited from engaging in the business of purchasing or selling real estate. We may bring mortgage foreclosure actions and take title to and possession of property with respect to which we are the mortgagee in accordance with applicable mortgage foreclosure laws. Additionally, we may purchase office facilities, although, at present we lease our office facilities.

(f) We are not permitted to engage in the purchase or sale of commodities or commodity contracts.

i

(g) We are permitted to make loans to small business concerns to the extent allowed by the SBA Act and SBA regulations.

ITEM 3.	POLICIES WITH RESPECT TO SECURITY INVESTMENTS.

Our policies with respect to the following matters are not fundamental policies and may be changed, subject to the SBA Act and SBA regulations, by the Executive Committee of our Board of Directors without shareholder approval.

(a) We may make investments in equity and debt securities of small business concerns as approved by our Executive Committee. We do not have a strict policy regarding the percentage of our assets that may be invested in any specific type of security.

(b) We follow SBA regulations prohibiting an investment in any single small business concern and its affiliates exceeding 20% of our Regulatory Capital (defined as Private Capital less certain non-cash assets).

(c) As permitted by SBA regulations, we may purchase (i) up to 49% of the voting securities of a small business concern if the small business concern has fewer than 50 shareholders or (ii) up to 19% (and in certain situations up to 25%) of the voting securities of a small business concern if the small business concern has 50 or more shareholders.

(d) Except where necessary to protect an investment, we do not invest in companies for the purpose of exercising control of management and do not intend to do so in the future. SBA regulations prohibit small business investment companies from controlling a small business concern except where necessary to protect an investment.

(e) We do not invest in securities of other investment companies and do not intend to do so in the future.

(f) We intend to hold our portfolio debt securities for a minimum of five years as required by SBA regulations or until maturity. We anticipate retaining our equity investments from five to seven years.

(g) We have adopted a code of ethics under Rule 17j-1 of the Investment Company Act. This code permits our personnel subject to the code to invest in securities, including securities that are held by Waterside or securities that may be purchased or held by our company. Nonetheless, our code of ethics places significant restrictions upon these investments to avoid conflicts of interest and to ensure that our shareholders’ interests are paramount. A copy of our code of ethics can be reviewed and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information relating to the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at (202) 942-8090. The code is also available on the SEC’s website at www.sec.gov, and copies of the code may be obtained, upon the payment of a duplication fee, by electronic request at the following email address: publicinfo@sec.gov or by writing to the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549.

ii

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR ISSUE THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO PURCHASE OR ACCEPT THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	January [ ], 2006

1,456,675 Shares

Issuable Upon Exercise of Rights to Purchase Common Stock

WATERSIDE CAPITAL CORPORATION

Each of our shareholders as of [        , 2006] (the “Record Date”) shall receive, at no cost, one non-transferable right (each whole right, a “Subscription Right”) to purchase one share of our common stock, $1.00 par value per share, for each share of our common stock such shareholder owns as of the Record Date (the “Primary Right”). We intend to offer shares of common stock to our shareholders for a price equal to the average closing price of our common stock over the twenty consecutive trading days ending on the Expiration Date. The offer to purchase common stock will expire at 5:00 p.m., Eastern time, on [                    ], 2006, unless we decide to extend it to some later date (the “Expiration Date”).

If you elect to purchase the maximum amount of our common stock that you are entitled to pursuant to your Primary Right, you will also be entitled to subscribe, subject to allotment, to purchase additional shares of our common stock, if any, that are not purchased by our other shareholders pursuant to their Primary Right as of the Expiration Date (the “Over-Subscription Privilege”). If you do not fully subscribe for your Primary Right, your ownership may be diluted. See “Risk Factors – Risks Related to this Offering – If you do not fully exercise your Primary Right, you will experience dilution.” As used herein, we collectively refer to the terms “Subscription Right” and “Over-Subscription Privilege” as the “Rights.”

The Rights are non-transferable; however, the common stock issuable upon the exercise of the Rights will be listed for trading on the NASDAQ Capital Market. Our common stock is currently traded on the NASDAQ Capital Market under the symbol “WSCC.”

Please read this prospectus carefully before investing and keep it for future reference. It contains important information that a prospective investor ought to know before investing in our business. All questions and inquiries relating to the Rights should be directed to us at Waterside Capital Corporation, 500 East Main Street, Suite 800, Norfolk, Virginia 23150, Attention: Gerald T. McDonald, Secretary, telephone: (757) 626-1111. We have filed additional information about our business with the Securities and Exchange Commission (www.sec.gov). Copies of our filings may be obtained upon request by writing to us.

An investment in the Fund involves risks. See “ Risk Factors” beginning on page 8.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Estimated Subscription Price	Estimated Sales Load	Estimated Proceeds to the Company (1)
Per Share	$4.00	—	$4.00
Total (2)	$5,826,700	—	$5,826,700

(1)	Before deduction of offering expenses we will incur, which are estimated to be $90,000.

(2)	Assumes that all Subscription Rights are exercised.

The date of this prospectus is [                             ], 2006

PROSPECTUS SUMMARY

This summary highlights some of the information in this Prospectus. It may not contain all of the information that you may want to consider. You should read carefully the more detailed information set forth under “Risk Factors” and the other information included in this Prospectus. The terms “we,” “us,” the “Company” and “our” refer to Waterside Capital Corporation.

The Company

We began business operations in July 1996 after receiving a Small Business Administration (“SBA”) license and closing our initial private placement of common stock. We made our first portfolio investment in October 1996 and, as of December 31, 2005, have approximately $34.7 million in investments at fair value in 21 portfolio companies.

We are a non-diversified, closed-end investment company licensed by the SBA as a small business investment company (an “SBIC”) under the Small Business Investment Act of 1958, as amended (the “SBA Act”). We invest in equity and debt securities of small businesses to finance their growth, expansion and modernization. Our equity investments have generally been in the form of preferred stock bearing current-pay dividends. The weighted average dividend on our preferred stock investments is currently 11.95%. The weighted average annual interest rates on our loans is currently 12.39%. To date, we have made most of our investments in preferred stock because, as an SBIC, our dividend income is non-taxable. Our equity and debt financings are generally coupled with warrants to acquire common stock representing a minority interest in our portfolio companies. We seek to achieve current income from origination fees, preferred stock dividends and interest on loans, as well as long-term growth in the value of our net assets through the appreciation of our common stock positions in portfolio companies.

Rights Offering of Common Stock

Each of our shareholders as of the Record Date shall receive, at no cost, one right (each, a “Subscription Right”) to purchase one share of common stock for each share of our common stock such shareholder owns as of the Record Date (the “Primary Right”). We intend to offer shares of common stock to these shareholders for a price (the “Subscription Price”) equal to the average closing price of our common stock over the twenty consecutive trading days ending on the Expiration Date. The offer to purchase common stock will expire at 5:00 p.m., New York City time, on [                    ], 2006, unless we decide to extend it to some later date (the “Expiration Date”).

If you elect to purchase the maximum amount of our common stock that you are entitled to purchase pursuant to your Primary Right, you will also be entitled to subscribe, subject to allotment, to purchase additional shares of our common stock, if any, that are not purchased by our other shareholders pursuant to their Primary Right as of the Expiration Date (the “Over-Subscription Privilege”). See “Common Stock Rights Offering – Over-Subscription Privilege.” If you do not fully subscribe for your Primary Right, your ownership is likely to be diluted. See “Risk Factors – Risks Related to this Offering – If you do not fully exercise your Primary Right, you will experience dilution.” The Subscription Rights and the Over-Subscription Privilege shall be collectively referred to below as the “Rights.”

How to Subscribe

•	Deliver a completed “Common Stock Purchase Form” (enclosed) and payment to our offices at the address below so that it is received by the Expiration Date (we recommend using an insured courier); or

•	If you hold shares of our common stock through a broker, dealer, trustee or other nominee, then that nominee is called the “record holder” of your shares. We will ask your record holder to notify you of this offering. If you wish to elect to purchase the common stock, you will need to have the record holder act for you. To indicate your decision about your rights, you should complete and return to the record holder, with the proper payment, a “Beneficial Owner Election Form.” You should receive this form from the record holder with the other offering materials.

Important Dates to Remember

Record Date	[______________], 2006
Subscription Period	[______________], 2006 (unless we extend the offer)
Expiration Date /Deadline to Purchase	[______________], 2006 (unless we extend the offer)

The Offering

Common stock to be issued by us	1,456,675

Purpose of the Offering / Use of Proceeds	We expect to use the net proceeds of this offering to make additional equity and/or debt investments in new investment portfolio companies.

Subscription Rights	Each of our shareholders as of the Record Date shall receive, at no cost, one Subscription Right to purchase one share of our common stock for each share of our common stock such shareholder owns as of the Record Date (the “Primary Right”). We intend to offer shares of our common stock to these shareholders for a price (the “Subscription Price”) equal to the average closing price of our common stock over the twenty consecutive trading days ending on the Expiration Date.

Over-Subscription Privilege	If you elect to purchase the maximum amount of our common stock that you are entitled to purchase pursuant to your Primary Right, you will also be entitled to subscribe, subject to allotment, to purchase additional shares of our common stock, if any, that are not purchased by our other shareholders pursuant to their Primary Right as of the Expiration Date (the “Over-Subscription Privilege). See “Common Stock Rights Offering – Over-Subscription Privilege.” If you do not fully subscribe for your Primary Right, your ownership is likely to be diluted. See “Risk Factors – Risks Related to this Offering – If you do not fully exercise your Primary Right, you will experience dilution.”

Expiration Date	5:00 p.m., Eastern Time, on [_____________], 2006, unless we decide to extend it to some later date.

Risk Factors	See “Risk Factors” beginning on page 8 and the other information included in this prospectus for a discussion of risks that you should carefully consider about us and this offering.

Non-Transferability of the Rights	Your Rights are non-transferable. If you do not exercise them, you give up any right to the underlying shares of our common stock.

Termination of the Offering	Our Board of Directors may decide to terminate this offering at any time, on or before the Expiration Date. If we terminate the offering, our only obligation to you will be to return any payment, without interest.

Distribution Agreements	We do not intend to engage a dealer manager for the offer. Our officers and directors may solicit the exercise of Rights by our shareholders. The offer is not contingent upon any number of Rights being exercised. We will pay all expenses incurred in connection with the offer.

Listing	Our common stock is currently listed on the NASDAQ Capital Market. We have applied to list the additional shares of common stock issued in connection with this offering.

Material United States Federal Income Tax Consequences	The receipt and election to purchase common stock are intended to be non-taxable events. If you sell the shares of common stock after purchasing them, you will recognize gain or loss. You should obtain specific tax advice from your personal tax advisor. See “Federal Income Tax Considerations.”

Available Information	We are subject to the reporting requirements of the Investment Company Act of 1940, as amended (the “Investment Company Act”) and are required to file reports, proxy statements and other information with the SEC. This information will be available at the SEC’s public reference room at 100 F St. NE, Washington, D.C. 20549. You may call the SEC at (202) 551-8090 for information on the operation of the public reference room. Our SEC filings are also available to the public on the SEC’s Internet website at http://www.sec.gov.

Dilution	As a result of the terms of this offer, shareholders who do not fully exercise their Primary Rights will own, upon completion of this offer, a smaller proportional interest in us than they owned prior to the offer. A non-subscribing shareholder could potentially see a dilution in value due solely to nonsubscription of up to fifty percent (50%) if all offered shares are purchased in the offering. Our market price has historically traded at a discount. This discount has recently been in excess of sixty-seven percent (67%) of our net asset value. Given this discount, the fact that the offering price of the shares will be based on the market price of the shares and the fact that the number of shares may double, significant dilution is possible for non-subscribing shareholders. While the Fund has not identified any specific investments to be made with the proceeds of the offering, our Board of Directors has concluded that this offering is in our best interests and our shareholders’ best interests notwithstanding the potentially significant dilutive effect on non-subscribing shareholders because we believe that the capital raised through the offering will enable us to pursue investment opportunities that are compatible with our investment plans and will enable us to obtain financing sufficient to pursue those investment opportunities. See “Risk Factors – Risks Related to this Offering – If you do not fully exercise your Primary Right, you will experience dilution.”

SUMMARY FINANCIAL INFORMATION

	Year Ended June 30,					Six Months Ended December 31,
	2001	2002	2003	2004	2005	2004	2005
Summary of Earnings Information:
Operating Income:
Dividends	$2,865,832	$2,007,981	$1,444,822	$1,059,292	$767,035	$133,838	$347,000
Interest on debt securities	1,008,202	1,220,768	1,353,940	1,412,148	1,470,747	798,246	714,793
Interest on notes receivable	—	12,723	36,596	166,052	311,244	154,185	160,567
Interest on cash equivalents	17,642	22,989	41,067	16,575	29,851	11,333	13,342
Fee and other income	354,827	462,522	316,321	357,120	123,054	46,364	33,316

Total operating income	4,246,503	3,726,983	3,192,746	3,011,187	2,701,931	1,143,966	1,269,018
Operating Expenses:
Interest expense	1,913,544	2,019,865	2,025,651	1,896,734	1,806,302	938,275	855,399
Other	1,668,727	1,577,290	1,331,368	1,385,099	1,315,039	657,355	514,476

Total operating expenses	3,582,271	3,597,155	3,357,019	3,281,833	3,121,341	1,595,630	1,369,875
Recovery related to investee litigation, net	—	—	615,018	—	—	—	—

Net operating income (loss) before income taxes	664,232	129,828	450,745	(270,646)	(419,410)	(451,664)	(100,857)
Income tax expense (benefit)	(675,000)	—	—	—	—	—	—

Net operating income (loss)	1,339,232	129,828	450,745	(270,646)	(419,410)	(451,664)	(100,857)
Realized gain (loss) on investments, net of income taxes	73,372	(3,213,047)	(6,896,966)	2,642,556	499,752	499,752	(1,319,489)
Change in unrealized appreciation (depreciation) on investments, net of income taxes (2)	(6,247,984)	(237,934)	10,585,917	(349,930)	1,400,795	(634,195)	(23,546)

Net increase (decrease) in stockholders’ equity resulting from operations	$(4,835,380)	$(3,321,153)	$4,139,696	$2,021,980	$1,481,137	$(586,107)	$(1,443,892)

Net operating income (loss) per share - basic and dilute	$0.85	$0.08	$0.29	$(0.18)	$(0.29)	$(0.31)	$(0.07)
Net increase (decrease) in stockholders’ equity resulting from operations per share - basic and diluted	$(3.06)	$(2.11)	$2.66	$1.34	$1.02	$(0.40)	$(0.99)
Weighted average number of shares outstanding	1,581,430	1,576,306	1,554,646	1,505,493	1,456,675	1,456,675	1,456,675

	At June 30,					At December 31, 2005
	2001	2002	2003	2004	2005
Balance Sheet Information:
Loans and investments at fair value (3):
Debt securities	$6,514,395	$8,463,170	$10,549,973	$12,766,273	$10,651,875	$8,857,156
Equity securities	23,146,571	15,304,120	12,547,868	9,858,319	10,140,938	9,766,738
Options and warrants	4,025,942	3,879,533	6,320,902	5,965,298	6,525,602	6,581,602
Assets acquired in liquidation of portfolio securities	—	—	—	250,000	2,597,054	1,000
Notes receivable	—	235,000	1,800,042	4,513,630	4,655,156	7,376,838

Total loans and Investments	33,686,908	27,881,823	31,218,785	33,353,520	34,570,625	32,583,334
Cash and cash equivalents	1,089,386	5,417,202	5,857,852	3,210,968	1,822,028	2,248,851
Total assets	38,378,758	35,081,369	38,881,380	38,499,312	37,854,684	36,400,149
Debentures payable	25,400,000	25,400,000	25,400,000	23,400,000	21,400,000	21,400,000
Total stockholders’ equity	11,999,011	8,605,658	12,719,754	14,300,283	15,781,420	14,337,528

(1)	Amount presented net of income tax expense of $40,000 for 2001 and $0 for 2002, 2003, 2004, and 2005, and $0 for the three months ended December 31, 2004 and 2005.

(2)	Amounts have been presented net of deferred income tax expense (benefit) of $191,000, $550,000, $0, $0 and $0 respectively, for the years ended June 30, 2001, 2002, 2003, 2004 and 2005, and $0 for the three months ended December 31, 2004 and 2005.

(3)	The Company’s loans and investments are presented at fair value, as determined by the Executive Committee of the Board of Directors, using the Model Valuation Policy as published by the Small Business Administration (SBA). The valuation policy includes estimates made by management in the absence of readily ascertainable market values. These estimated values may differ from those that would have been used had a ready market for the securities existed. See the Notes to the Company's Financial Statements included else where herein. The cost of the loans and investments was $41,702,728, $35,349,098, $28,335,143, $30,819,808, and $30,636,118 at June 30, 2001, 2002, 2003, 2004 and 2005, respectively, and $28,672,373 at December 31, 2005.

RISK FACTORS

Readers should consider carefully the specific factors set forth below as well as the other information included herein. All statements and information in this prospectus, other than statements of historical fact, are forward-looking statements based on a number of assumptions concerning future conditions that ultimately may prove to be inaccurate. These forward-looking statements may be identified by the use of words like “believe,” “expect,” “intend,” “target” and “anticipate” and concern, among other things, our ability to identify profitable investments in small businesses, manage payment defaults, value its portfolio accurately and realize value from its investments in the securities of small businesses. Many phases of our operations are subject to influences outside our control. Any one or any combination of factors could have a material adverse effect on our business, financial condition and results of operations. These factors include competitive pressures, local, regional and national economic conditions, governmental regulation and policies and other conditions affecting capital markets. The following factors should be carefully considered, together with other information in this prospectus.

Risks Related to our Investments

Our investments are in highly speculative businesses. Our portfolio consists of equity and debt securities issued by small, privately owned businesses that, under SBA regulations, must have a tangible net worth of less than $18 million and average net income after federal income tax for the preceding two years of $6 million or less (computed without benefit of any carryover loss). Furthermore, 20% of our portfolio must consist of investments in smaller enterprises with a net worth of not more than $6 million and average net income after federal income tax for the preceding two years of $2 million or less (computed without benefit of any carryover loss). Our investments in these small businesses have primarily been in the form of preferred stock or subordinated debt, coupled with warrants to acquire shares of common stock. There is generally no publicly available information about such companies, so we must rely on the diligence of our employees and agents to obtain information in connection with our investment decisions. Typically, small businesses depend for their success on the management talents and efforts of one person or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on our business, financial condition and results of operations. Moreover, small businesses frequently have smaller product lines and market shares than their competitors, may be more vulnerable to economic downturns and often need substantial additional capital to expand or compete. Such companies may also experience substantial variations in operating results. During fiscal 2005, we realized net profits of $500,000 on companies held in our portfolio. Investment in small businesses therefore involves a high degree of business and financial risk, can result in substantial losses and should be considered highly speculative.

Due to their speculative nature, our portfolio investments put our company at increased risk of payment defaults. Generally, we make current-pay, dividend-bearing preferred stock investments in, and nonamortizing, five-year term loans with fixed or variable rates of interest to, small businesses that have limited financial resources and are able to obtain only limited financing from traditional sources. Our loans may or may not be secured by the assets of the borrower. A portfolio company’s ability to pay preferred stock dividends or to repay its loan may be adversely affected by numerous factors, including the failure to meet its business plan, the death, disability or resignation of senior management, a downturn in its industry or negative economic conditions. During fiscal 2005, two portfolio companies defaulted on quarterly dividend payments and one portfolio company defaulted on monthly interest payments. A deterioration in a portfolio company’s financial condition and prospects usually will be accompanied by a deterioration in the value of its preferred stock or any collateral for a loan. As a holder of preferred stock, we are always subordinate to any indebtedness of the portfolio company and, when we are not the senior lender, any collateral for a loan will be subordinate to another lender’s security interest.

Due to the nature of our investments, we must estimate the valuation of our portfolio investments. Typically, no public market exists for the equity or debt securities of small, privately owned companies. As a result, in the absence of readily ascertainable market values, the valuation of securities in our portfolio is made by the good faith determination of our Executive Committee in accordance with the SBA’s model valuation policy, which we have adopted. The estimated values may differ significantly from the values that would have been established had a ready market for the securities existed, and the differences could be material. Unlike commercial lending institutions, we do not establish reserves for investment losses, but revalue our portfolio on a quarterly basis to reflect our estimate of the current fair value of the investment portfolio. There can be no assurance that this estimate is accurate and that we will not ultimately suffer losses on our investments. We currently hold an investment in one small publicly-held portfolio company whose stock price has been, and will likely continue to be, very volatile. This volatility will impact our overall valuation on a quarterly basis.

Due to the nature of our investments, we may not sell our investments easily. Most of our investments are, and will continue to be, securities acquired directly from small, privately owned companies. Our portfolio securities are, and will continue to be, subject to restrictions on resale or otherwise have no established trading market. The illiquidity of most of our portfolio securities may adversely affect our ability to dispose of such securities in a timely manner and at a fair price when necessary or advantageous.

Risks Related to our Company

We expect our operating results to fluctuate. We have experienced, and expect to continue experiencing variations in net operating income as a result of many factors. Accordingly, it is possible that our results of operations will be below the expectations of public market analysts and investors. In addition, we plan our operating expenditures based on operating income forecasts, and an operating income shortfall below our forecasts would likely adversely affect our business, financial condition and results of operations for the year.

The SBA has recently indicated that it plans on conducting a spot check on our valuation of our investment in New Dominion Pictures, LLC, and to the extent the SBA determines our current valuation is over-valued, we will be required to incur an adjustment to the unrealized appreciation associated with this investment.

As of December 31, 2005, we valued the fair value of our investment in New Dominion Pictures, LLC at $7,490,650, which included $5,531,000 of unrealized appreciation. In December 2005, the SBA indicated that, through its normal operating procedures, it had decided to conduct a spot check on our valuation of this investment. Our management believes this review to be routine SBA procedure that also impacts various other SBICs. The SBA is currently in the process of engaging a third party valuation firm for this purpose. To the extent that the SBA determines that our valuation of this investment in New Dominion Pictures, LLC is over-valued, we would be required to adjust such valuation, thereby requiring us to alter the unrealized appreciation in this investment. We utilize standard valuation procedures to determine the valuations of each of our investments, and our management intends to diligently emphasize the propriety of our valuation procedures for all of our investments, including the New Dominion Pictures, LLC investment.

Our common stock is thinly traded, and the price of our common stock will likely continue to fluctuate. Our common stock is listed on the NASDAQ Capital Market under the symbol “WSCC.” Continued inclusion requires that we maintain a minimum tangible net worth or net income standard and that our common stock satisfy minimum standards of public float, bid price and market makers. Our common stock has been, and is expected to continue to be thinly traded with a significant differential between the bid and ask price and a highly volatile trading price that will be subject to wide fluctuations in response to factors, many of which are beyond our control. These may include fluctuations in the operating results of our portfolio companies, sales of the common stock in the marketplace, shortfalls in our revenues, earnings or other operating results, general financial conditions and other factors. There can be no assurance that the market price of our common stock will not experience significant fluctuations that are material, adverse and unrelated to our performance. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of particular companies. Changes in earnings estimates by analysts and economic and other external factors and period-to-period fluctuations in our financial results may have a significant impact on the market price of our common stock. Fluctuations or decreases in its trading price may adversely affect the liquidity of the trading market for our common stock.

Competition. A large number of institutions and individuals compete to make the types of investments we make. There can be no assurance that we will be able to identify and make investments that satisfy our investment objectives or that we will be able to invest fully our available capital. We compete with other SBICs, other non-bank financial companies and, to a limited extent, commercial banks and venture capital investors and venture capital investment firms. Most of our competitors have greater resources and significantly more operating history.

Our ability to operate profitably is dependent upon our access to SBA Leverage. An important aspect of our long term strategy in achieving investment returns is the use of SBA

Debentures. Obtaining a license as an SBIC does not ensure that we will be able to obtain funds from the SBA (“SBA Leverage”) in the amounts required to optimize investment returns. The amount of available SBA Leverage is determined by annual Congressional appropriations. While our management believes that adequate SBA Leverage will be available, there can be no assurance that there will be sufficient SBA Leverage available to satisfy our demands or those of other SBICs. In addition, given our current capital structure, we will likely require the funds from this offering to obtain additional SBA Leverage. Absent additional capital, it is unlikely that we will be able to continue to grow the size of our portfolio through additional investments at the rate we have over prior fiscal years. We have currently issued $25,400,000 of SBA Debentures, of which $21,400,000 of SBA Debentures are currently outstanding. These issuances involve associated fixed costs. SBA Debentures require that interest be paid on a current basis, and the income from our investments may not be sufficient to make the required payments. Leverage increases the risk of loss because increased operating revenues are needed to make required payments of interest on loans. As such, losses on a small percentage of our investments and loans can result in a much larger percentage reduction in shareholders’ equity.

We are subject to regulation as an SBIC. As an SBIC, we are subject to a variety of regulations concerning, among other things, the size and nature of the companies in which we may invest and the structure of those investments. SBA regulations provide a variety of remedies if an SBIC fails to comply with these regulations. These remedies are graduated in severity depending on the severity of the SBIC’s financial condition or misconduct. In certain circumstances, the SBA may prohibit an SBIC from making new investments or distributions to shareholders, require the removal of one or more officers or directors or obtain the appointment of a receiver for the SBIC. It is likely that new regulations governing SBICs will be adopted in the future and we cannot offer any assurance that any such new regulations will not have a material adverse effect on our business and results of operations. Although we are not aware of any pending legislation to eliminate the SBA or restrict or terminate the specific program of the SBA in which we participate, any significant restrictions on funds available to us from the SBA may adversely affect our plans for future operations and growth.

We do not expect to declare dividends upon our common stock. We have not declared or paid any cash dividends in the past and do not expect to pay cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to finance the development and expansion of our business. Any future dividend policy will be determined by the Board of Directors in light of conditions then existing, including our earnings and our financial condition and requirements.

Provisions of our Articles of Incorporation may make it difficult for third parties to acquire our company. Our Articles of Incorporation authorize the Board of Directors to issue, without shareholder approval, 25,000 shares of preferred stock with voting, conversion and other rights and preferences that could materially and adversely affect the voting power or other rights of the holders of common stock. We presently have no plans or commitments to issue any shares of preferred stock. The issuance of preferred stock or of rights to purchase preferred stock, as well as certain provisions of our Articles of Incorporation and Virginia law, could delay, discourage, hinder or preclude an unsolicited acquisition of our company, make it less likely that shareholders receive a premium for their shares as a result of any such attempt and adversely affect the market price, and voting and other rights of the holders of common stock.

We will make investment decisions without shareholder knowledge or approval. We will make future unspecified investments in portfolio companies. As a result, the uncertainty and risk of an investment in our common stock is increased because investors will not be able to evaluate for themselves the economic merits of such future investments.

We may require additional financing in the future, and we cannot assure you that such financing will be available on terms that are acceptable to us. In order to make additional equity investments or extend credit, we may need to raise additional equity capital. Our ability to raise any additional required capital necessarily depends on the condition of the equity markets at the time we seek additional equity financing. We cannot assure you that we can, in the future, raise additional equity capital on acceptable terms.

We are substantially dependent upon the services of J. Alan Lindauer, our President and Chief Executive Officer, and Gerald T. McDonald, our Chief Financial Officer. Management is a key factor in the successful development and operation of a SBIC. J. Alan Lindauer serves as our President and Chief Executive Officer. Gerald T. McDonald serves as our Chief Financial Officer. We are highly dependant upon their services to manage our business and operations. The loss of either of their services would have a material adverse effect on our business and operations. We may be unable to locate a suitable replacement for either position. See “Management.”

Risks Related to this Offering

Participants in this offering will not have the right to revoke their election to participate in this offer. Once you elect to purchase our common stock and submit your payment in connection with this offer, you may not revoke this election, even if you later learn information about us that you consider to be unfavorable.

We may opt to terminate this offering prior to the Expiration Date. Our Board of Directors may terminate this offering at any time and for any reason. If we decide to terminate the offering, we have no obligation to you except to return, without interest, your subscription payment.

Our common stock currently trades at a discount to our net asset value per share. Our shares of common stock have historically traded on the NASDAQ Capital Market at a discount to our net asset value per share, and at times the discount has exceeded 70%. We cannot assure you that this offering of our common stock will have any effect on the persistent discount to the net asset value per share experienced by our company.

If you do not fully exercise your Primary Right, you will experience dilution. As a result of the terms of the offer, shareholders who do not fully exercise their Primary Right will own, upon completion of this offer, a smaller proportional interest in our voting stock than they owned prior to the offer. In addition, because the Subscription Price may be less than the net asset value per share, the offer may result in an immediate dilution of our net asset value per share for all of our shareholders. Such dilution is not currently determinable because we do not know how many shares of common stock will be issued in the offering, what the market price of our common stock will be on the Expiration Date or what the Subscription Price will be. Such dilution will disproportionately affect non-exercising shareholders.

COMMON STOCK RIGHTS OFFERING

Purpose of the Offering

We expect to utilize the net proceeds of this offering to make additional equity and/or debt investments in new portfolio companies. At the present time, we have not identified specific future investments. Pending investment, we will hold the net proceeds of this offering in short-term, interest-bearing, investment-grade obligations.

General

Each of our shareholders as of the Record Date shall receive, at no cost, one non-transferable right (each, a “Subscription Right”) to purchase one share of our common stock for each share of common stock such shareholder owns as of the Record Date (the “Primary Right”). We intend to offer shares of our common stock to these shareholders for a price (the “Subscription Price”) equal to the average closing price of our common stock as of the Expiration Date. The “average closing price” of our common stock shall be calculated as an average of the last reported sale prices of a share of our common stock on the NASDAQ Capital Market over the 20 consecutive trading days ending on the Expiration Date. The offer to purchase our common stock will expire at 5:00 p.m., Eastern Time, on [                    ], unless we decide to extend it to some later date (the “Expiration Date”).

We announced the offer after the close of trading on the [                    ] on [            ], 2006. The closing price of our common stock on such date, as calculated above was $[            ].

Because we will not determine the actual Subscription Price until the Expiration Date, shareholders who wish to purchase our common stock pursuant to their Rights will not know the Subscription Price per share at the time they elect to purchase the common stock. As a result, we are requiring that shareholders deliver an estimated Subscription Price of $             per share. If the actual Subscription Price is lower, we will refund excess payments without interest, and if the actual Subscription Price is higher, shareholders purchasing our common stock must make an additional payment within 5 business days of the Expiration Date to get the full number of shares.

The purpose of setting the determination of the Subscription Price upon the expiration of the offer is to attract the maximum participation of shareholders in the offer, with minimum dilution to non-participating shareholders.

All questions as to the validity, form, eligibility (including time of receipt), payment and acceptance for payment of any common stock will be determined by us, in our sole discretion, which determination shall be final and binding. We reserve the absolute right to reject any and all requests for participation in this offering and to issue a lower number of shares of common stock, with our only obligation being to return any excess payment without interest. We shall be under no duty to give notification of any defects or irregularities in any request for participation in this offering, nor shall we incur any liability for failure to give any such notification.

Over-Subscription Privilege

If you elect to purchase the maximum amount of our common stock that you are entitled to purchase pursuant to your Primary Right, you will also be entitled to subscribe, subject to allotment, to purchase additional shares of our common stock, if any, that are not purchased by our other shareholders pursuant to their Primary Right as of the Expiration Date (the “Over-Subscription Privilege”). If the number of shares of our common stock available for sale pursuant to the Over-Subscription Privilege is not sufficient to satisfy in full all subscriptions submitted for additional shares, we will allocate any available shares pro rata among shareholders who exercise their Over-Subscription Privilege in proportion to the number of shares each shareholder subscribing for additional shares was entitled to and elected to purchase under his or her Primary Right, up to the number of additional shares that the shareholder subscribed for pursuant to the Over-Subscription Privilege, rounded down to the nearest whole share. In the event the shareholders do not purchase all of the shares of common stock available in the offering prior to the Expiration Date, the Fund will de-register the unsubscribed shares.

Banks, brokers, trustees and other nominee holders of Rights will be required to certify to us, before any Over-Subscription Privilege may be exercised with respect to any particular beneficial owner, as to the aggregate number of Subscription Rights exercised and the number of shares of common stock subscribed for pursuant to the Over-Subscription Privilege by such beneficial owner and that such beneficial owner’s Primary Right was exercised in full. We will distribute “Nominee Holder Over-Subscription Forms” and “Beneficial Owner Election Forms” to banks, brokers, trustees and other nominee holders with the “Common Stock Purchase Forms.”

We have been advised that many of our directors who own shares of our common stock intend to exercise all of the Rights initially issued to them. If additional shares of common stock remain after all over-subscriptions exercised by shareholders other than the directors are honored in full, the directors may, on the Expiration Date, purchase all or any of the remaining shares of common stock on the same terms offered to all shareholders.

Non-Transferability of Rights

The Rights granted in this offer are non-transferable. If you do not exercise them, you give up any right to the underlying shares of common stock.

Expiration Date of the Offering

You may elect to purchase common stock pursuant to your Primary Right and/or Over-Subscription Privilege at any time before 5:00 p.m., Eastern Time, on [                    ] (the “Expiration Date”). Our Board of Directors reserves the right to extend the date upon which the Rights expire. If you do not elect to purchase our common stock pursuant to your Rights before the time they expire, then your Rights will be null and void. We will not be obligated to honor your election to purchase common stock if we receive the documents relating to your purchase of common stock or collect your payment after the time they expire, regardless of when you transmitted the documents. See “Receipt of Payment” below.

Any extension of the offer will be followed as promptly as possible by announcement thereof, and in no event later than 9:00 a.m., Eastern time, on the next business day following the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make such announcement, we will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such announcement other than by making a release to the Dow Jones News Service or such other means of announcement as we deem appropriate.

Although we have no present intention to do so, we may, in the future and in our discretion, choose to make additional offerings from time to time for a number of shares and on terms which may or may not be similar to this offer. Any such future offering will be made in accordance with the Investment Company Act.

Distribution Arrangements

We do not intend to engage a dealer manager for the offer. Our officers and directors may solicit the exercise of Rights by our shareholders. The offer is not contingent on any number of Rights being exercised, and we will pay all expenses incurred in connection with the offer.

Election to Purchase Common Stock

You may elect to purchase our common stock by delivering the following to our corporate offices at or prior to the Expiration Date:

•	Your properly completed and signed Common Stock Purchase Form, with any required signature guarantees, evidencing those rights with any other supplemental documentation; and

•	Your payment in full of the Subscription Price for each share of common stock that you choose to subscribe for under you Primary Right and your Over-Subscription Privilege.

Method of Payment

Your payment of the Subscription Price must be made by either:

•	Check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to “Waterside Capital Corporation”; or

•	Wire transfer of immediately available funds to our account maintained for such purpose. You must contact Mr. Gerald T. McDonald, our Chief Financial Officer, at (757) 626-1111 for wiring instructions.

If you hold our common stock through a nominee holder, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision with respect to your Rights, you should complete and return to your broker, custodian bank or other nominee the “Beneficial Owner Election Form” with proper payment.

Receipt of Payment

Your payment of the Subscription Price will be deemed to have been received by us only upon:

•	Clearance of any uncertified check;

•	Receipt by us of any certified check, of bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order; or

•	Receipt of collected funds in our account designated above.

Clearance of Uncertified Checks

You should note that funds paid by uncertified personal checks may take 5 business days or more to clear. If you wish to pay the Subscription Price by an uncertified personal check, we recommend that you make payment at least 10 days in advance of the Expiration Date to ensure that your payment is received and clears by that time. If your check does not clear before the Expiration Date, you will not receive any shares of common stock, and our only obligation will be to return your subscription payment, without interest. It is safer to use a certified or cashier’s check, money order or wire transfer of funds to avoid missing the opportunity to purchase our common stock.

You should deliver the “Common Stock Purchase Form” and payment of the Subscription Price, as well as any other subscription documentation as follows:

If by Mail, Hand Delivery or Overnight Delivery, to:

Waterside Capital Corporation

500 East Main Street

Suite 800

Norfolk, Virginia 23510

Attention: Secretary

For additional information, you may call Mr. Gerald McDonald, our Chief Financial Officer at (757) 626-1111 x309.

Calculation of Common Stock Purchased

If you do not indicate the number of shares of common stock being subscribed for or do not forward full payment of the aggregate Subscription Price for the number of shares of common stock that you indicate are subscribed for, then you will be deemed to have purchased the maximum number of shares of our common stock that may be purchased for the payment that you delivered to us.

Notice to Nominee Holders

If you are a broker, a trustee or a depository for securities who holds shares of our common stock for the account of others as of the Record Date, you should notify the respective beneficial owners of the shares about the Rights offering as soon as possible to find out their intentions. You should obtain instructions from the beneficial owner with respect to the Rights by using the “Beneficial Owner Election Form” and instructions that we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate “Common Stock Purchase Form” and, in the case of the Over-Subscription Privilege, the related “Nominee Holder Over-Subscription Form,” and submit them to us with proper payment.

Notice to Beneficial Owners Whose Shares are Held by a Broker or Nominee

If you are a beneficial owner of shares of our common stock or Rights that you hold through a nominee holder, we will ask your broker, custodian bank or other nominee to notify you of this offering. If you wish to purchase our common stock in connection with this offer, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision with respect to your Rights, you should complete and return to your broker, custodian bank or other nominee the “Beneficial Owner Election Form.” You should receive this form from your broker, custodian or other nominee with the other Rights offering materials. We suggest that you contact your broker or other nominee to be sure that they are sending you the election form without delay. If you are giving instructions to your nominee, you should act promptly to allow a sufficient amount of time to ensure that the nominee can act to follow your instructions on time.

Determinations Regarding the Election to Purchase Common Stock

We will decide all questions concerning the timeliness, form and eligibility of your election to purchase our common stock. Our decisions will be final and binding. We, in our sole and absolute discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine. We may reject the election to purchase common stock because of any defect or irregularity. Your election will not be deemed to have been received or accepted until all irregularities have been waived by us or cured by you within such time as we decide, in our sole and absolute discretion.

We will not be under any duty to notify you of a defect or irregularity. We will not be liable for failing to give you any such notice. We reserve the right to reject your election to purchase our common stock if your election is not in accordance with the terms of this offering or in proper form. We will also not accept your election to purchase our common stock if our issuance of common stock upon your election could be deemed unlawful or materially burdensome.

Questions About Subscribing for Common Stock

You may direct any questions or requests for assistance concerning the method of subscribing for common stock, the instructions, the purchase forms or other documentation referred to herein, and requests for additional copies of this prospectus to us at the following telephone number and address:

Waterside Capital Corporation

500 East Main Street

Suite 800

Norfolk, Virginia 23510

Attention: Secretary

(727) 626-1111

Termination

We may terminate this offering at any time prior to the Expiration Date. If we terminate the offering, our only obligation to you will be to return your subscription payment to you, without interest.

No Recommendations to Holders

WE MAKE NO RECOMMENDATION TO ANY PERSON TO PARTICIPATE IN THIS OFFERING, AND WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. POTENTIAL HOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE REGISTRATION STATEMENT, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER OR NOT TO PARTICIPATE IN THIS OFFERING.

USE OF PROCEEDS

Based on an assumed public offering price of $4.00 per share and the sale of all 1,456,675 Shares in this Offering, we will receive approximately $5.6 million, before deduction of expenses of this Offering estimated at $125,000. All the net proceeds received will be used to increase our Private Capital that will be used to make additional equity and/or debt investments in portfolio companies. As of the date of this prospectus, we have not identified any specific investments to be made with the proceeds of this offering. Pending investment in portfolio company securities, we have, and will continue to invest our otherwise uninvested cash in (i) federal governmental or agency issued or guaranteed securities that mature in 15 months or less, (ii) repurchase agreements with banks with maturities of seven days or less, the underlying instruments of which are securities issued or guaranteed by the federal government, (iii) certificates of deposit which are insured by the Federal Deposit Insurance Corporation (the “FDIC”) with maturities of one year or less, up to the amount of the deposit insurance, (iv) deposit accounts in an FDIC insured bank subject to withdrawal restrictions of one year or less, up to the amount of deposit insurance or (v) certificates of deposit or deposit accounts in an FDIC insured bank in amounts in excess of the insured amount if the insured bank is deemed “well-capitalized” by the FDIC.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on the NASDAQ Capital Market under the symbol “WSCC.” The following table lists the high and low closing prices for our common stock and the closing sales price as a percentage of our net asset value per share:

	Net Asset Value Per Share	Closing Sales Price		Premium/(Discount)	Premium/(Discount)
		High	Low	High Sales Price to Net Asset Value Per Share	Low Sales Price to Net Asset Value Per Share

Year ended
June 30, 2004
First Quarter	$8.28	$4.12	$2.63	(50.2)%	(68.2)%
Second Quarter	8.81	4.39	3.50	(50.2)	(60.3)
Third Quarter	10.13	7.00	3.77	(30.9)	(62.8)
Fourth Quarter	9.82	7.69	5.25	(21.7)	(46.5)
Year ended
June 30, 2005
First Quarter	$9.81	$5.73	$4.23	(41.6)%	(56.9)%
Second Quarter	9.41	5.31	4.60	(43.6)	(51.5)
Third Quarter	7.81	5.58	4.70	(28.6)	(39.8)
Fourth Quarter	10.83	5.41	3.62	(50.1)	(66.6)
Year ended
June 30, 2006
First Quarter	$10.96	$4.72	$3.60	(56.9%)	(67.2)%
Second Quarter	9.84	4.21	3.85	(57.2)	(60.9)
Third Quarter (through February 10th)	9.84	4.49	3.90	(54.4)	(60.4)

DIVIDEND POLICY

We anticipate that all of our earnings will be retained for development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends is subject to the discretion of the Board of Directors and will depend on our results of operations, financial position, capital requirements, general business conditions, restrictions imposed by any financing arrangements, legal and regulatory restrictions on the payment of dividends and other factors the Board of Directors deems relevant.

CAPITALIZATION

The following sets forth the equity capitalization of the Company at December 31, 2005, and, as adjusted, to give effect to the sale by the Company of the 1,456,675 shares of Common Stock (based on an assumed public offering price of $4.00 per share) and the application of the estimated net proceeds of such sale.

This table should be read in conjunction with the Financial Statements included elsewhere in this Prospectus.

	At December 31, 2005
Stockholder’s equity:	Outstanding	As Adjusted
Preferred Stock, par value $1 per share,
25,000 shares authorized, no shares issued or outstanding or as adjusted	$—	$—
Common stock, par value $1 per share;
10,000,000 shares authorized, 1,456,675 shares issued and outstanding,
2,913,350 shares as adjusted	1,456,675	2,913,350
Additional paid-in capital	14,204,223	18,449,248
Net unrealized appreciation on investments	3,910,961	3,910,961
Undistributed accumulated earnings (loss)	(5,234,331)	(5,234,331)

Total stockholders equity	14,337,528	20,039,228

Total capitalization	$14,337,528	$20,039,228

OUR COMPANY

General

We were incorporated in the Commonwealth of Virginia on July 13, 1993. We began business operations in July 1996 after receiving an SBA license and closing our initial private placement of common stock. We made our first portfolio investment in October 1996 and, as of December 31, 2005, have approximately $34.9 million in investments at fair value in 21 portfolio companies.

We are a non-diversified closed-end investment company licensed by the SBA as an SBIC under the SBA Act. We invest in equity and debt securities of small businesses to finance their growth, expansion and modernization. Our equity investments have generally been in the form of preferred stock bearing current-pay dividends. The weighted average dividend on our preferred stock investments is currently 11.95%. The weighted average annual interest rates on our loans is currently 12.39%. To date, we have made many of our investments in preferred stock because, as an SBIC, our dividend income is non-taxable. Our equity and debt financings are generally coupled with warrants to acquire common stock representing a minority interest in our portfolio companies. We seek to achieve current income from origination fees, preferred stock dividends and interest on loans, as well as long-term growth in the value of our net assets through the appreciation of our common stock positions in portfolio companies. Our main office is located at 500 East Main Street, Suite 800, Norfolk, Virginia 23510, and our telephone number is (757) 626-1111.

We expect to generally make future investments ranging from $500,000 to $2,500,000 in equity and debt securities of small businesses, although under special circumstances, our investments may be less than or greater than this range. We believe that investments of this size will be appropriate, given the size of our Private Capital (defined as eligible capital paid for capital stock and additional paid-in capital) base, and that non-traditional lenders and investors often focus on larger investments and reject attractive companies with funding needs in this range.

When evaluating potential investment opportunities, we target portfolio companies that meet certain investment criteria including potential for significant growth, experienced management teams with significant ownership interests and strong financial histories. We believe that the market for financing small businesses, either through equity or debt, is underserved by traditional sources of capital and that many of our potential competitors are burdened with overhead, administrative and regulatory structures that hinder them from competing more effectively in this market.

We have raised our Private Capital through private investments by individuals, businesses, financial institutions and governmental entities located primarily in eastern Virginia and through our January 1998 public offering. Our Private Capital includes approximately $5.5 million invested by certain “accredited” investors. In addition, we obtained $8,083,536 of net proceeds from our initial public offering in February 1998. To fund our equity investments and debt financings, we have used our private and public offering proceeds as well as borrowed funds from the SBA (“SBA Debentures”) which are available to us for up to 10 years. At September 30, 2005, we have drawn down debentures totaling $25.4 million payable to the SBA. The $21,400,000 million outstanding debentures bear interest at a weighted average fixed interest rate of 7.93%, including an annual service fee of 1.0%, and mature between March 1, 2009 and September 1, 2011. The debentures require semi-annual payments of interest only, with all principal due upon maturity. During the first five years outstanding, the SBA Debentures are subject to a prepayment penalty. In addition to the periodic interest rate described above, we pay a 1.0% one-time fee on all SBA Debentures at the time of approval by the SBA and a 2.5% one-time fee on amounts actually drawn by us.

Strategy

We are currently seeking opportunities to provide growth capital financing to small businesses. Primarily through our experience in business and with financial institutions, management and members of the Executive Committee of our Board of Directors have developed a level of expertise in identifying and developing new investment opportunities in our market. When evaluating potential investment opportunities, we target portfolio companies that meet certain criteria, including potential for significant growth, experienced management teams with a significant ownership interest and strong financial histories. We believe the market for small commercial loans is underserved by traditional lending sources. Traditionally, small businesses have relied on commercial banks to provide debt financing to fund growth. In the latter half of the 1980s and the early 1990s, funds from these traditional lending sources diminished as commercial banks consolidated market share and sought to limit both credit exposure and administrative expense associated with monitoring numerous small company loans. We also believe that many of our competitors are burdened with overhead, regulatory and administrative structures that hinder them from competing more effectively in our market. As a result of these fundamental changes, a significant opportunity has developed for nontraditional lenders to provide not only debt financing to, but also equity infusions in, small companies, creating the potential for attractive risk-adjusted returns.

Our Investment Objective

The investing formats of SBICs can range from making long-term secured and unsecured loans to providing equity capital. We have utilized, and anticipate continuing to utilize both types of investments to achieve a balanced portfolio of both equity and debt investments structured to meet the individual needs of, and the investment opportunities associated with, our portfolio companies.

With each investment, we seek to achieve current income through origination fees, preferred stock dividends and loan interest and long-term growth in the value of our assets through appreciation of our common stock interests in portfolio companies. We attempt to structure our asset portfolio for relative safety and soundness, while, at the same time, provide for equity features that will permit us to achieve returns commensurate with our risks.

Our management believes that an attractive return can be obtained on appropriately structured investments in small businesses, provided that the principals of such business contribute the requisite skill and dedication.

Selection of Investment Opportunities

We have invested, and expect to continue investing, in a wide range of businesses including manufacturing and service firms. Since making our first investment in late 1996, we have identified certain key elements for investing in emerging growth small businesses. We initiate our investment decisions by analyzing traditional criteria for making any equity or debt investment or granting any credit: character, collateral, growth potential, capacity to repay, financial and credit history and other factors. After an initial screening based on these factors, management recommends to the Executive Committee investments in those small businesses it believes will succeed and contribute to our profitability. In general, although obviously involving substantially more risk, providing growth capital to small businesses can generate a higher return on investment because these companies often have higher growth rates of revenues and profits than larger, more established firms. We generally have not focused on making loans to, or investments in start-up companies that may have difficulty making current dividends or interest payments, although most investments are in early-stage companies, and we expect to continue to make such investments in the future.

Traditional lenders require certain standards before affirmatively considering a loan. Among others, these standards include debt service coverage ratios, profit history, adequate working capital and collateral security. We include these factors in our decision-making process, but also attribute significant weight to products, market size, growth potential, capability of management and exit strategies for the equity portion of our investment. To identify an exit strategy, our management carefully studies the portfolio company’s growth potential, as well as historical financial performance.

Settlement of Investments

We have made, and expect to continue to make, our equity investments with the intention of liquidating the investment for cash within five to seven years, although situations may arise in which we may hold equity securities for longer periods. Our loans are generally made for a minimum of five years. We expect that a successful investment will result in the redemption of preferred stock with dividends or the repayment of a loan with interest and a gain on the sale of the portfolio company’s common stock, generally through the exercise of warrants acquired in connection with the investment or the conversion of convertible securities.

Preferred stock that we purchase generally bears a “put option,” exercisable after five years, requiring the portfolio company to repurchase the shares at par, together with any unpaid dividends. The warrants we acquire often carry a similar put option, also exercisable generally after five years, requiring a repurchase of the underlying common stock at fair market value. The warrants typically also contain anti-dilution provisions and are detachable and transferable.

Before making any investment, we analyze the potential for the portfolio company to experience a liquidity event that will allow us to recover the purchase price of our preferred stock investments or to have our loan repaid and to realize appreciation in our common stock positions. Liquidity events include not only the exercise of put options or loan maturity, but also an initial public offering or the sale, merger or recapitalization of the portfolio company.

Portfolio Companies

As of September 30, 2005, the company has approximately $34.9 million outstanding in loans and investments in twenty-one portfolio companies. A brief description follows:

AmeriComm Direct Marketing, Inc. – This Norfolk, Virginia company provides single-source direct marketing and business communication services. We currently own 4% of the membership interest with certain put rights at a third-party appraised value.

Answernet, Inc. – This Princeton, New Jersey company provides call center and professional answering, outsource contact center and fulfillment service. We currently own 4% of the common stock in the form of stock warrants.

Avery Holdings, LLC – This Glenview, Illinois company owns 11% of the outstanding common stock of Billing Services Group, LLC. Billing Services Group, LLC is a publicly traded company on the London Exchange that operates as a telecommunications service company with multiple service offerings, including billing and collection service for inter-exchange carriers and long-distance resellers and intelligent message communication service to the travel, hospitality, transportation, and telecommunications call center sector. We have a loan receivable of $680,000 at an 8% rate, maturing December 2006. Additionally, we invested $1,250,000 in convertible preferred stock with a 12% coupon. We own 12.98% of the membership interest in Avery assuming full conversion.

Crispies, Inc. – This Gloucester, Virginia based apparel retailer markets the “Peace Frogs” brand. Branded clothing items are distributed through special displays in shopping malls, through catalog sales, and through an online storefront. We currently own 13% of the common stock through stock warrants.

Digital Square, LLC – This Norfolk, Virginia based company has a new way of buying software products that involves both the client product and online presence. We currently own a 60% membership interest in the company.

Diversified Telecom, Inc. – This Princeton, New Jersey company provides call center professional answering, outsource contact center, and fulfillment services. We currently own 31.1% of the stock in the corporation, in the form of common stock and warrants.

EPM Development Systems – This Midlothian, Virginia based company, trading under the name New Life Designs, manufactures and distributes technologies and products for the medical and fitness markets. The focus of these products has been in the area of cardio respiration and sleep disorders. We currently have outstanding a debt security for $1.5 million, a bridge note for $173,000 and 6.24% of the common stock outstanding in the form of stock warrants.

Eton Court Asset Management, Ltd. – This Alexandria, Virginia company was formed for the purpose of acquiring small and mid-sized asset management firms. Their primary goal is to build a regional investment company. We have multiple investments in the company consisting of debt securities, preferred stock, and common stock for 36.25% of the outstanding.

Fairfax Publishing Company, Inc. – This Vienna, Virginia based company publishes the Senior Source and the Senior Living Resource magazines that provides readers and their families with information with informative solutions for retirement needs. These magazines are available in Charlotte, NC, the Triangle area of NC, the Triad area of NC, Middle and SC, and upstate SC. We invested $600,000 in preferred stock and additionally obtained 20.3% of the outstanding common stock in the form of stock warrants.

FireKing International, Inc. – This New Albany, Indiana company is engaged in the design, manufacture, and sale of fire-proof fire cabinets, fire-proof safes, electronically operated combination locks, and cash handling safes. These products are sold both domestically and internationally. We invested $2 million in a debt security carrying a 13% coupon maturing on May 31, 2010. We additionally own approximately 0.5% of the outstanding common stock in the form of stock warrants.

JTI, Inc. – This Norfolk, Virginia company provides full-scale software localization, technical document translation and web globalization services in over 40 languages, specializing in Asian languages such as Japanese, Korean, traditional and simplified Chinese. We invested in this company in the form of a promissory note for $50,000 due August 2006, and also own approximately 30.7% of the outstanding common stock through the ownership in common stock warrants.

Lakeview Technology Solutions, Inc. – This Charlotte, North Carolina company provides solutions to its clients’ technology infrastructure challenges – specially dealing with technology infrastructures, network security and reliability, and networked storage management. We have invested both debt securities and preferred stock and currently own 25% of the outstanding common stock through ownership of stock warrants.

New Dominion Pictures, LLC – This Suffolk, Virginia based company is an independent television production company that creates, develops, produces and distributes high quality television programs domestically and internationally. Since the company was founded in 1989 it has earned an outstanding reputation as producer of dynamic and award winning television programs such as “The FBI Files,” “The New Detectives,” and “The Untold Stories of the Navy Seals.” We have invested approximately $3 million in the company in various debt securities and currently own approximately 17% of the membership interest of the company. We have recently declared New Dominion Pictures, LLC in default of its debt obligations to us. We are currently negotiating with New Dominion Pictures, LLC to obtain resolution to this issue.

Primal Solutions, Inc. – This Irvine, California based company delivers operations support systems throughout the wired and wireless telecommunications industries. We own 200,000 share of their common stock, or approximately 0.5% of the issued and outstanding shares.

Restorative Health Care – This San Antonio, Texas company is a Medicare certified home health state licensed facility, providing quality professional care. Its staff provides home care patients needs including nursing, rehab therapy, medical supplies, infusion management, and acquisition of medical equipment. We invested $1.5 million in the company in the form of debt security and currently own 15% of the outstanding common stock through stock warrants.

Rileen Innovative Technologies, Inc. – This Virginia Beach, Virginia based company specializes in the implementation of multi-modal biometric devices to identify and verify individuals. This includes a combination of fingerprint, facial, and iris scan technologies. We currently own 12.5% of the common stock of this company.

Signius Investment Corporation – This Princeton, New Jersey company is in the professional telemessaging call center business. We currently have a note receivable from them for $3 million through the sale of stock warrants previously owned.

Tabet Manufacturing, Inc. – This Norfolk, Virginia based company was sold and provides support for various military systems. We currently own 20.5% of the outstanding common stock through stock warrants.

Triangle Biomedical Sciences, Inc. – This Durham, North Carolina company offers a full line of sophisticated equipment and supplies to histology markets around the world. Founded in 1984, TBS was incorporated in 1994 to develop new and innovative products for clinical laboratories and pharmacological research facilities. We currently own preferred stock and debt securities outstanding to the company as well as owning 8.8% of the common stock.

Weslaco Holding Company, LLC – This Weslaco, Texas company was formed to manage the assets acquired in the foreclosure of our investment in Caldwell/VSR, Inc. The company produces painted/stained slats for use in the manufacture of high quality blinds. We currently own 50% of the company.

Wireless Systems Engineering, Inc. – This Sterling, Virginia company provides wireless engineering and consulting services in the following fields: Network Engineering Test and Measurements, Fixed Wireless Access and Broadband, Broadcast Engineering Technology Management Support. We currently own 60% of the issued and outstanding common stock.

Companies in which we own 5% or more of voting securities

Name and address of company	Nature of its principal business	Title of securities owned, controlled or held	Percentage of class owned, controlled or held
Crispies, Inc.	Apparel Retailer	Common Stock, Warrants	13.0%
Gloucester, VA

Digital Square, LLC	Online Software	Membership Interest	60.0%
Norfolk, VA

Diversified Telecom, Inc.	Call Center	Common Stock, Warrants	31.1%
Princeton, NJ

EPM Development Systems	Medical & Fitness	Common Stock, Warrants	6.2%
Midlothian, VA	Products

Eton Court Asset Mgt., Ltd.	Asset Mgt.	Membership Interests	36.3%
Alexandria, VA

Fairfax Publishing Co., Inc.	Publishes Senior	Common Stock, Warrants	20.3%
Vienna, VA	Magazines

JTI, Inc.	Technical Document	Common Stock, Warrants	30.7%
Norfolk, VA	Translation

Lakeview Technology Solutions, Inc.	Network Security	Common Stock, Warrants	25.0%
Charlotte, NC

New Dominion Pictures, LLC Suffolk, VA	Television Production	Membership Interests	17.9%

Restorative Health Care	Medicare Certified	Common Stock, Warrants	15.0%
San Antonio, TX	Health Care

Rileen Innovative Technologies, Inc.	Biometric Identification	Common Stock, Warrants	12.5%
Va. Beach, VA

Tabet Manufacturing, Inc. Norfolk, VA	Military Systems	Common Stock, Warrants	20.5%

Triangle Biomedical Sciences, Inc.	Histology Supplies	Common Stock, Warrants	8.8%
Durham, NC

Weslaco Holding Co, LLC	Manufacturer	Membership Interests	50.0%
Weslaco, TX

Wireless Systems Engineering, Inc.	Network Engineering	Common Stock, Warrants	60.0%
Sterling, VA

SBA Leverage

The SBA raises capital to enable it to provide funds to SBICs by guaranteeing certificates or bonds that are pooled and sold to purchasers of government-guaranteed securities. The amount of funds that the SBA may lend is determined by annual Congressional appropriations of amounts necessary to cover anticipated losses in the program (the “Subsidy Rate”). If the Subsidy Rate is reduced, the same level of Congressional appropriations will support higher levels of SBA Leverage available to SBICs. Congress authorizes appropriations to the extent it determines to fund SBIC borrowings from the SBA.

To be eligible to use funds provided by the SBA, an SBIC must obtain a license and satisfy other requirements. The need for SBA Leverage must be established. To establish need, an SBIC must invest 50% of its Leverageable Capital (defined as Regulatory Capital less unfunded commitments and federal funds) and any outstanding SBA Leverage. Other requirements include compliance with SBA regulations, adequacy of capital and meeting liquidity standards. An SBIC’s license entitles an SBIC to apply for SBA Leverage, but does not assure it will be available or that, if available, it will be available at the level of the relevant matching ratio. Availability depends on the SBIC’s continued regulatory compliance and sufficient SBA Leverage being available when the SBIC applies to draw down SBA Leverage.

SBIC’s may obtain up to $105.2 million in SBA Leverage in the following ratios:

Leverageable Capital	Matching Ratio	SBA Leverage
First $17.5 million	3:1	$52.5 million
Second $17.5 million	2:1	$35.2 million
Third $17.5 million	1:1	$17.5 million

SBA Debentures are issued with 10-year maturities. Interest only is payable semi-annually until maturity. Ten-year SBA Debentures may be prepaid with a penalty during the first 5 years, and then are prepayable without penalty. We currently have been approved to obtain SBA Leverage at the 2:1 Matching Ratio, and our management does not believe that it is likely that it will be approved at the 3:1 Matching Ratio in the foreseeable future.

Fundamental investment policies

The following policies with respect to the activities described below are matters of fundamental policy in accordance with Sections 8(b) and 13(a) of the Investment Company Act. We may not change these policies without the approval of the lesser of (i) shareholders holding at least 67% of our outstanding common stock present or represented at a shareholders’ meeting at which the holders of more than 50% of such shares are present or represented or (ii) shareholders holding more than 50% of our outstanding common stock.

•	We are permitted to issue the maximum amount of SBA Debentures permitted by the SBA Act and SBA regulations. We have issued SBA Debentures and anticipate doing so in the foreseeable future.

•	We are permitted to borrow money only for the purpose of investing in, and making loans to, small business concerns. We are, however, permitted to finance the acquisition of capital assets used in our ordinary business operations.

•	We are not permitted to engage in the business of underwriting the securities of other issuers. We anticipate that all or substantially all of our investments in small business concerns will be in securities that may not be sold to the public without registration under the Securities Act. With the exception of one investment, all of our current equity investments in small business concerns are so restricted.

•	We are prohibited from concentrating more than 25% of the value of our assets, determined at the time an investment is made, exclusive of U.S. government securities, in securities issued by companies engaged primarily in the same industry.

•	We are prohibited from engaging in the business of purchasing or selling real estate. We may bring mortgage foreclosure actions and take title to and possession of property with respect to which we are the mortgagee in accordance with applicable mortgage foreclosure laws. Additionally, we may purchase office facilities, although, at present, we lease our office facilities.

•	We are not permitted to engage in the purchase or sale of commodities or commodity contracts.

•	We are permitted to make loans to small business concerns to the extent allowed by the SBA Act and SBA regulations.

Other investment policies

Our policies with respect to the following matters are not fundamental policies and may be changed, subject to the SBA Act and SBA regulations, by our Executive Committee without shareholder approval.

•	We may make investments in equity and debt securities of small business concerns as approved by the Executive Committee. We have no strict policy regarding the percentage of our assets that may be invested in any specific type of security.

•	We follow SBA regulations prohibiting investment in any single small business concern and its affiliates exceeding 20% of our Regulatory Capital.

•	As permitted by SBA regulations, we may purchase (a) up to 49% of the voting securities of a small business concern if the small business concern has fewer than 50 shareholders or (b) up to 19% (and in certain situations up to 25%) of the voting securities of a small business concern if the small business concern has 50 or more shareholders.

•	Except where necessary to protect an investment, we do not invest in companies for the purpose of exercising control of management and do not intend to do so in the future. SBA regulations prohibit SBICs from controlling a small business concern except where necessary to protect its investment.

•	We do not invest in securities of other investment companies and do not intend to do so in the future.

•	We intend to hold our portfolio debt securities for a minimum of five years, as required by SBA regulations, or until maturity. We anticipate retaining our equity investments from five to seven years.

Asset/Risk Management

Limitation on Investments in One Borrower. Except with prior SBA approval, SBA regulations allow only up to 20% of an SBIC’s Regulatory Capital (defined as Private Capital less certain non-cash assets) to be committed to one portfolio company. Currently, this would allow us to invest up to $3.1 million in one portfolio company. We have adopted a policy allowing an investment to approach this outside limit only in rare circumstances. Our largest investment in any one portfolio company is currently $3.1 million.

Appropriate Underwriting Standards. Our management analyzes each proposed transaction. If the analysis does not reveal an investment meeting our underwriting standards, management promptly notifies the applicant business of the denial of its funding request. Management examines numerous applications for every investment recommended to the Executive Committee. Management rejected a number of investments in fiscal 2005.

Executive Committee Approval. If the investment appears to management to meet our underwriting standards, it must be presented to our Executive Committee for additional evaluation and approval. The Executive Committee may reject any investment presented by our management.

Board Representation. We generally require portfolio companies to have a majority of the members of its boards of directors who are not shareholders or employees. We also require that we have the right to designate one or more members of the board.

Monitoring. Our management closely and frequently monitors the performance of each portfolio company through our board representation and otherwise. We require the submission of financial statements on a periodic basis, but we understand that such submission alone does not provide the timely information necessary to evaluate current performance. We believe that, by the time financial statements are submitted and analyzed, many problems may be out of control and beyond solution. Accordingly, we attempt to stay in contact with our portfolio companies on a regular basis.

Default Covenants. Typically, our investment documents contain covenants allowing us to acquire control of the board of directors of the portfolio company and replace its management, if necessary, in the event certain financial standards are not met or maintained.

Investment Valuation Policy

Our Board of Directors has delegated to the Executive Committee the sole responsibility for determining the asset value of each of our equity investments and loans and of our portfolio in the aggregate. Our valuation policy is to provide a consistent basis for establishing the asset value of our portfolio and has adopted the SBIC valuation policy of the SBA. Our policy is that equity investments be held for five to seven years and loans for a minimum of five years (as required by SBA regulations) or until maturity. Key elements of our valuation policy follow.

Equity valuation. We assume investment cost to represent asset value except as otherwise indicated. We reduce valuation if a portfolio company’s performance has significantly deteriorated. If the factors that led to the reduction in valuation are overcome, we may restore the valuation. When a company has been self-financing in, and has had positive cash flow from operations for, at least the past two fiscal years, we may increase asset value based on price/earnings ratios, cash flow multiples and other appropriate financial measures of any similar publicly-traded companies, discounted for illiquidity. If the chosen valuation ceases to be meaningful, we may restore such value to a cost basis, or, in the event of significant deterioration in performance or potential, to a valuation below cost to reflect impairment. With respect to portfolio companies likely to face bankruptcy or discontinue operations for some other reason, we may employ a liquidating value. We may determine this value may by estimating the realizable value (often through professional appraisals or firm offers to purchase) of all assets and then subtracting all liabilities and all associated liquidation costs. We value warrants at the excess of the value of the underlying security over the exercise price.

Debt valuation. We value loans in an amount not greater than cost, with unrealized depreciation recognized when value is impaired. The valuation of loans and associated interest receivables on interest-bearing securities reflects the portfolio company’s current and projected financial condition and operating results, its payment history and its ability to generate sufficient cash flow to make payments when due. When a valuation relies more heavily on assets than earnings, we consider additional criteria, including the value of the collateral, the priority of our security interest, the net liquidation value of collateral and the personal integrity and overall financial condition of the owners of the business. We recognize an appropriate downward adjustment when collection is doubtful. We presume collection to be in doubt when one or both of the following conditions occur: (i) interest payments are more than 120 days past due or (ii) the portfolio company is in bankruptcy, is insolvent or substantial doubt exists about its ability to continue as a going concern. We will not adjust the carrying value of interest-bearing securities for changes in interest rates. We may adjust the valuation of convertible debt to reflect the value of the underlying equity security net of the conversion price.

Determination of Net Asset Value

Our Board of Directors has delegated to the Executive Committee the sole responsibility for determining the asset value of each of our equity investments and loans and of our portfolio in the aggregate. The Executive Committee determines the value of our portfolio companies quarterly, as soon as practicable after and as of the end of each calendar quarter. Investments are carried at fair value, as determined by the Executive Committee. We, through our Board of Directors, have adopted the Model Valuation Policy, as published by the SBA, in Appendix III to Part 107 of Title 13 of the Code of Federal Regulations (the “Policy”). The Policy, among other things, presumes that loans and investments are acquired with the intent that they are to be held until maturity or disposed of in the ordinary course of business. Except for interest-bearing securities which are convertible into common stock, interest-bearing securities are valued at an amount not greater than cost, with unrealized depreciation being recognized when value is impaired. Equity securities of private companies are presumed to represent cost unless the performance of the portfolio company, positive or negative, indicates otherwise in accordance with the Policy guidelines. The fair value of equity securities of publicly traded companies are generally valued at their quoted market price discounted due to the investment size or market liquidity concerns and for the effect of restrictions on the sale of such securities. Discounts range from 15% to 40% for investment size and market liquidity concerns. Discounts for restriction on the sale of the investments are 15% in accordance with the provisions of the Policy. We maintain custody of our investments as permitted by the Investment Company Act. Pursuant to SBA regulations, investments are deemed to be “fair value” if such values are determined by our Board of Directors in accordance with SBA valuation policy. This requirement is consistent with the procedure for determining fair value contained in the Investment Company Act. Our policy is that equity investments are to be held for five to seven years and loans for a minimum of five years (as required by SBA regulations) or until maturity.

Investment Adviser

We have no investment adviser.

Competition

We compete with so-called “angel” investors, venture capital investment firms, other SBICs and non-traditional investors that, like our company, take equity positions in small businesses. Some of our competitors invest in earlier stage companies that typically cannot pay dividends and interest on a current basis. These types of investments do not generally fit within our investment guidelines but can offer attractive investment returns to our competitors who provide this type of financing. We also compete, to a limited extent, with commercial banks and commercial finance companies. Most of our competitors have substantially greater assets, capital and personnel resources than we do. We believe that because of our size and structure we can tailor equity investment or loan terms to a portfolio company’s needs and circumstances better than many of our larger competitors. We also believe that we compete effectively on the basis of our reputation, responsiveness and the quality of our service in our timely analysis and decision-making processes.

Employees

We have five full-time employees. We have maintained, and intend to continue to maintain, low personnel overhead by extensively utilizing, in particular, the members of the Executive Committee and the members of our Board of Directors for business referrals, marketing, and investment analysis.

LITIGATION

On or about August 6, 2004, Jay Yoo and Jubilee Tech International, Inc. (“Jubilee”) filed suit in the Circuit Court for the City of Virginia Beach, Virginia against Waterside Capital Corp., JTI, Inc. (“JTI”), CapitalSouth Partners Fund I, L.P., Elyn S. Dortch, Joseph B. Alala, III., J. Alan Lindauer, our President and Chief Executive Officer (“Lindauer”), Lex W. Troutman, our Business Development Officer (“Troutman”), and Maarten W. Fleurke in an action styled Jay Yoo, et. al. v. JTI, Inc. et. al., Case No. CL04-2293. The filing claims damages against our company, several of our directors, JTI, and Capital South and several of its trustees for losses allegedly sustained by both Yoo and Jubilee based on allegations that the defendants conspired to wrest control from and oust Yoo and take the assets of Jubilee through a foreclosure sale. The action alleges claims for breach of Yoo’s employment agreement, tortious interference with Yoo’s employment agreement, violation of Virginia’s Business Conspiracy Act, tortious interference with business expectancy, breach of fiduciary duty and violations of the Uniform Commercial Code. The action claims damages of $6 million in compensatory damages and seeks trebled punitive damages and attorneys fees along with imposing a constructive trust on the assets of JTI and a declaration that any deficiencies owed by the plaintiffs to our company or Capital South be deem eliminated.

The defendants, including our company, Lindauer and Troutman (collectively, the “Waterside Defendants”), filed answers, denied all liability and/or filed pretrial motions to separate the claims of Yoo and Jubilee. The court set a trial date in September 2005 and the parties began discovery. The Court granted the Waterside Defendants’ motion to separate the claims and compelled the plaintiffs to answer certain initial discovery propounded by the defendants. Thereafter, on April 1, 2005, the plaintiffs took a non-suit of the Action.

On April 27, 2005, the plaintiffs re-filed the same action, styled Jay Yoo, et. al. v. JTI, Inc. et. al., Case No. CL05-1174 (“Re-filed Action”), making the same allegations and claims for damages. The Waterside Defendants re-filed their grounds of defense and pretrial motions in response to the Re-filed Action. Thereafter, the opposing counsel agreed to split the claims into two lawsuits styled: Jay Yoo v. JTI, Inc. et. al., Case No. CL05-1174 (amended to drop Jubilee as a Plaintiff) and Jubilee v. JTI, Inc. et. al., Case No. CL05-2625. In response, the Waterside Defendants filed demurrers/motions to dismiss to certain claims and answers and affirmative defenses denying all liability in the actions. The parties are scheduling a hearing date on the demurrers/motions to dismiss and the action filed by Jubilee (CL05-2625) has been scheduled for trial on October 30, 2006. No trial date has been set for the action filed by Yoo.

The parties have initiated discovery again as well. The Waterside Defendants deny all alleged liability, and will vigorously oppose the claims of Yoo and Jubilee.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, addresses, ages and positions of all of our executive officers and directors. Also set forth below is information concerning the principal occupation and background for each person named in the table.

Name	Age	Positions Held	Board Committee(s)	Principal Occupation(s) During Past 5 Years
James E. Andrews	67	Director	Audit	Retired as Principal Owner of Anzell Automotive, Inc. and franchisor of automotive repair shops

J. W. Whiting Chisman, Jr.	64	Director	Audit Compensation Executive	President, Dare Investment Company, a land developer and investor in equities

Eric L. Fox	58	Director	—	Senior Portfolio Manager, UBS Financial Services, a financial services and investment firm and formerly Portfolio Manager, Paine Webber, an investment firm

Marvin S. Friedberg	62	Director	—	Chief Executive Officer, Virginia Commonwealth Trading Company, an international trading firm

Roger L. Frost	73	Director	—	Retired as Senior Partner with Goodman & Company, a firm of Certified Public Accountants

Ernest F. Hardee	65	Director	Executive	President and Chief Executive Officer, Hardee Realty Corporation, a real estate brokerage firm

Henry U. Harris, III	52	Director	—	President and Portfolio Manager, Virginia Investment Counselors, Inc., a financial consulting firm

Robert I. Low	68	Director	Executive	Retired as Partner with Goodman & Company, a firm of Certified Public Accountants
Peter M. Meredith, Jr.	53	Director	Audit Compensation Executive	Executive, Meredith Construction Company

Name	Age	Positions Held	Board Committee(s)	Principal Occupation(s) During Past 5 Years
Augustus C. Miller	71	Director	—	President and Chief Executive Officer, Miller Oil Co., Inc., a fuels distributor

Juan M. Montero, II	63	Director	—	Physician, private practice of general and thoracic surgery

R. Scott Morgan	60	Director	Executive	President, Towne Bank

Gerald T. McDonald	58	Chief Financial Officer	—	Chief Financial Officer, Secretary, Treasurer of our company

Martin N. Speroni	40	Vice President	—	Vice President and Director of Research of our company

Lex W. Troutman	52	Vice President	—	Vice President and Business Development Officer of our company

J. Alan Lindauer	66	Director, President and Chief Executive Officer	Executive	President and Chief Executive Officer of our company

T. Richard Litton Jr.	38	Director	Executive	May 1, 2005 – present, President and General Counsel, Harbor Group International, L.L.C., a commercial real estate investment and management firm (“Harbor Group”); May 1, 2004 – May 1, 2005, Executive Vice President and General Counsel of Harbor Group; January 1, 1998 to May 1, 2004, Partner, Kaufman & Canoles, P.C., a law firm based in Norfolk, Virginia

COMPENSATION

The table below sets forth certain information regarding cash and other compensation paid during the last fiscal year to (a) each of directors and each of our highest paid officers whose aggregate remuneration exceeded $30,000 and (b) all of our directors and officers as a group, without naming them.

Name of individual or identity of group	Capacities in which remuneration was received	Aggregate remuneration
J. Alan Lindauer	CEO and President	$183,260	(1)
Gerald T. McDonald	CFO, Treasurer and Secretary	134,917	(2)
Lex W. Troutman	Business Development Officer	139,704	(3)
Martin N. Speroni	Director of Research	133,714	(4)
James E. Andrews	Director	1,200	(5)
J. W. Whiting Chisman, Jr.	Director	1,000	(5)
Eric L. Fox	Director	1,000	(5)
Marvin S. Friedberg	Director	900	(5)
Roger L. Frost	Director	1,200	(5)
Ernest F. Hardee	Director	1,100	(5)
Henry U. Harris III	Director	600	(5)
Robert I. Low	Director	800	(5)
Peter M. Meredith, Jr.	Director	1,300	(5)
Augustus C. Miller	Director	200	(5)
Juan M. Montero II	Director	800	(5)
R. Scott Morgan	Director	300	(5)
T. Richard Litton Jr.	Director	900	(5)
All officers and directors (17 persons)	—	$459,585

(1)	Represents $171,600 in cash salary and $11,726 in other compensation including 401(k) match and life insurance premiums paid on behalf of Mr. Lindauer.

(2)	Represents 125,801 in cash salary and $9,116 in other compensation including 401(k) match and life insurance premiums paid on behalf of Mr. McDonald.

(3)	Represents $130,317 in cash salary and $9,387 in other compensation including 401(k) match and life insurance premiums paid on behalf of Mr. Troutman.

(4)	Represents $124,800 in cash salary and $8,914 in other compensation including 401(k) match and life insurance premiums paid on behalf of Mr. Speroni.

(5)	Paid in the form of common stock purchased on the open market.

401(k) Plan

In July of 1998, we adopted a profit sharing and thrift plan qualified under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). All our employees may elect to participate and contribute up to 8% of their annual salary in the 401(k) Plan. We may make matching contributions and the amount of such contributions, if any, will be determined by us each year. We made 100% matching contributions of the first 6% of each participating employee’s contributions to the 401(k) Plan during the fiscal year ended June 30, 2005.

Stock Option Plan

The Waterside Capital Corporation 1998 Employee Stock Option Plan (the “Option Plan”) was approved by our shareholders on October 22, 1998. Our shareholders approved an amendment to the Plan on October 25, 1999. The Option Plan provides for the issuance of stock option awards to our employees. The purpose of the Option Plan is to promote our long-term growth and profitability by providing employees with incentives to improve shareholder value and contribute to our growth and financial success and by enabling us to attract, retain, and reward highly motivated and qualified employees. The maximum number of shares of our common stock that we may issue with respect to awards granted under the Option Plan is 212,000. The maximum number of shares that we may issue with respect to awards under the Plan to an individual in a calendar year is 25,000 shares. Our Compensation Committee administers the Option Plan, the Option Plan authorizes the Compensation Committee to make all awards. The Compensation Committee determines the prices, vesting schedules, expiration dates, and other material conditions under which such awards may be exercised. At September 30, 2005, there were 69,140 additional shares available for future grant under the plan.

Directors’ Compensation

During 2005, we paid our directors and members of the committees of the Board of Directors $100 for each meeting they attended. In lieu of receiving cash, all directors who were entitled to receive fees for meeting attendance elected to receive such fees in the form of common stock purchased by us on the open market. Directors who are also our employees received no compensation from us in their capacity as directors. We reimburse all of our directors for travel and out of pocket expenses in connection with their attendance at meetings of the Board of Directors.

Executive committee

In December 1993, the Board of Directors amended our Bylaws and constituted the Executive Committee, delegating the power to establish loan policies for our company and to make final decisions on equity and debt investments submitted by management. The members of the Executive Committee are Messrs. Chisman, Hardee, Lindauer, Litton, Low, Meredith, and Morgan. Its members are paid $100 for each committee meeting attended.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our common stock as of September 30, 2005 for (a) each person who, directly or indirectly, owns, controls or holds with power to vote, five percent (5%) or more of our common stock, and (b) each of our officers and directors and (c) all of our officers and directors as a group.

Name and Address (1)	Amount Owned (2)		Percent of Class(2)
James E. Andrews	15,805		1.1
J. W. Whiting Chisman, Jr.	41,554		2.9
Eric L. Fox	8,196			*
Marvin S. Friedberg	46,602		3.2
Roger L. Frost	56,561		3.9
Ernest F. Hardee	5,407			*
Henry U. Harris, III	6,634			*
Robert I. Low	5,481			*
Gerald T. McDonald	62,377	(3)	4.2
Peter M. Meredith, Jr.	110,215	(4)	7.6
Augustus C. Miller	12,429			*
Juan M. Montero, II	31,097	(5)	2.1
R. Scott Morgan	2,515			*
Martin N. Speroni	43,304	(6)	2.9
Lex W. Troutman	37,541	(7)	2.5
J. Alan Lindauer	268,394	(8)	17.7
T. Richard Litton, Jr.	165			*
All officers and directors as a Group (17 persons)	732,263		44.1

*	Less than one percent (1%).

(1)	The address for each of these individuals is c/o Waterside Capital Corporation, 500 East Main Street, Suite 800, Norfolk, Virginia 23150.

(2)	The number of shares and percentages shown in the table are as of November 21, 2005, and are based on (i) the 1,456,675 shares of common stock outstanding on such date and (ii) an aggregate of 142,860 shares issuable pursuant to options held by the respective person or group which are presently exercisable or which may be exercised within 60 days after November 21, 2005. Pursuant to the rules of the Securities and Exchange Commission, (a) the presently exercisable options are deemed to be outstanding and to be beneficially owned by the person or group holding such options or warrants for the purpose of computing the percentage ownership of such person or group, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person or group and (b) the same shares are not counted more than once in computing the aggregate number of shares owned by the officers and directors as a group.

(3)	Includes 40,300 shares which Mr. McDonald has the right to acquire within 60 days through the exercise of options granted under the 1998 Employee Stock Option Plan and 15,336 shares held under our 401(k) plan.

(4)	Includes (i) 11,130 shares held by Meredith Realty Company, L.L.C., of which Mr. Meredith is a member, (ii) 35,462 shares held by Pomar Holding Company, L.L.C., of which Mr. Meredith is a member, (iii) 16,118 shares owned by Mr. Meredith’s wife, and (iv) 4,452 shares held in trust for the benefit of Mr. Meredith’s children.

(5)	All except 109 shares are held by Juan M. Montero II M.D. P.C. Profit Sharing and Money Purchase Pension Plan for benefit of Dr. Montero.

(6)	Includes 31,130 shares which Mr. Speroni has the right to acquire within 60 days through the exercise of options granted under the 1998 Employee Stock Option Plan (10,000 of which are also deemed to be beneficially owned by Mr. Lindauer by virtue of a contractual option arrangement enter into between Mr. Speroni and Mr. Lindauer) and 12,174 shares held under our 401(k) plan.

(7)	Includes 31,130 shares which Mr. Troutman has the right to acquire within 60 days through the exercise of options granted under the 1998 Employee Stock Option Plan (10,000 of which are also deemed to be beneficially owned by Mr. Lindauer by virtue of a contractual option arrangement enter into between Mr. Troutman and Mr. Lindauer) and 2,448 held under our 401(k) plan.

(8)	Includes 40,300 shares which Mr. Lindauer has the right to acquire within 60 days through the exercise of options granted under the 1998 Employee Stock Option Plan, 3,129 shares held under our 401(k) plan, and 20,000 shares which Mr. Lindauer has the right to acquire immediately by virtue of contractual option arrangements entered into with each of Messrs. Speroni and Troutman.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $1.00 per share, and 25,000 shares of preferred stock, par value $1.00 per share. As of the date of this prospectus, there are issued and outstanding 1,456,675 shares of common stock. Assuming the sale of all the Shares, there will be 2,913,350 shares of common stock outstanding. There are no outstanding shares of Preferred Stock. The following description is qualified in its entirety by reference to our Articles of Incorporation and Bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Cumulative voting in the election of directors is not permitted. Holders of common stock are entitled to receive ratably such dividends as may be declared by our Board of Directors out of legally available funds. In the event of liquidation, dissolution or winding up of our company, holders of common stock are entitled to participate ratably in the assets remaining after payment of and provision for liabilities. Holders of common stock have no conversion, preemptive or other rights to subscribe for additional shares or other securities, and there are no redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of common stock are, and the shares of common stock to be issued in connection with this offering will be, fully paid and nonassessable. Without the consent of the SBA, we are prohibited from redeeming shares of common stock. Redemption is, in any event, prohibited if it would render our company insolvent.

The rights, preferences and privileges of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

As of September 30, 2005, we had the approximate number of holders of record of our common stock as indicated in the table below:

Title of Class	Number of holders
Common stock	100

Preferred Stock

Our Board of Directors has the authority, without further action of our shareholders, to issue up to an aggregate of 25,000 shares of preferred stock in one or more series and to fix or determine the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series, including dividend rates, conversion rights, voting rights, terms of redemption price or prices, liquidation preferences and the number of shares constituting any series or the designation of such series. Our Board of Directors, without shareholder approval, has the power to issue preferred stock with voting and conversion rights that could adversely affect the voting power of holders of our common stock. The issuance of preferred stock, although providing desirable flexibility in raising additional capital and other corporate purposes, may have the effect of discouraging, delaying or preventing a change in control of our company. As of the date of this prospectus, we have not issued any shares of preferred stock, and we have no present plans to issue any shares of preferred stock.

Long-Term Debt

Based on our existing Regulatory Capital, the SBA has approved the issuance of up to $25,900,000 of debentures for our company. All debentures, if and when issued, bear interest payable semi-annually at a fixed rate and are due at maturity, which is generally 10 years from the date the interest rate is fixed. The debentures are subject to a prepayment penalty for the first five years they are outstanding. During 1999, we utilized $12,300,000 of the available amount, $6,000,000 of which bears interest at 7.24% and matures on March 1, 2009 and $6,300,000 of which bears interest at 8.22% and matures on September 1, 2009. On September 1, 2003, and again on March 31, 2005, we elected to prepay $2,000,000 each period of the $6,300,000 maturing September 1, 2009. During 2000, we utilized an additional $7,000,000, which bears interest at 8.64% and matures on March 1, 2010. During 2001, we utilized an additional $6,100,000 of the available facility, $3,100,000 of which bears interest at 8.45% and matures on September 1, 2010 and $3,000,000 of which bears interest at 6.89% and matures on September 1, 2011. At September 30, 2005, $4,000,000 of the approved amount remains available for future borrowing.

TRANSFER AGENT

Registrar and Transfer Company serves as our transfer agent and registrar.

INDEMNIFICATION

Our Articles of Incorporation and Bylaws contain provisions that govern indemnification of our directors, investment advisors/managers and shareholders, officers, agents, employees and affiliates. These provisions enable us to indemnify these individuals to the fullest extent permitted by Virginia law; provided, however, that we are not permitted to indemnify any officer or director for actions which are the result of willful malfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, in accordance with Section 17(i) of the Investment Company Act of 1940, as amended. By law, Virginia corporations may indemnify any person who was or is a party to any proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation in any such capacity of another corporation or other entity against liability incurred in connection with such proceeding, including any appeal thereof, if the individual acted in good faith and believed: (i) in the case of conduct in the individual’s official capacity with the Registrant, that the individual’s conduct was in the best interests of the Registrant; or (ii) in all other cases, that the individual’s conduct was at least not opposed to the best interests of the Registrant. In addition, in the case of any criminal proceeding, the individual must not have had reasonable cause to believe his conduct was unlawful. Virginia law requires us to indemnify our directors and officers (and allows us to indemnify employees or agents) who entirely prevail in the defense of any proceeding to which they were a party because they are or were our directors or officers (or employees or agents). The indemnification authorized under Virginia law is not exclusive and is in addition to any other rights granted to officers and directors under the Articles or Bylaws. The Articles also provide for the advancement of expenses incurred by the directors, officers, agents and employees described above in connection with the defense of any action, suit or proceeding to which such a person is or was a party because such a person is or was a director, officer, agent or employee of our company, on the receipt of an undertaking to repay such amount, if it is ultimately determined that such person is not entitled to indemnification. Virginia law permits us to purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against the officer or director and incurred by the officer or director in such capacity, or arising out of the person’s status, as an officer or director. This insurance protection is available under Virginia law whether or not we would have the power to indemnify the director or officer against such liability under Virginia law. We have purchased such insurance for the benefit of our officers and directors.

Virginia law prohibits us from indemnifying directors and officers in connection with a proceeding by or in the right of our company in which the director or officer was adjudged liable to us, although the court in which such action was brought may order indemnification of the director or officer to the extent of his reasonable expenses if it determines that the director or officer is entitled to such indemnification. Virginia law also prohibits our company from indemnifying directors or officers in connection with any other proceeding charging improper personal benefit to the director or officer (whether or not involving action in his official capacity) in which the director or officer was adjudged liable on the basis that personal benefit was improperly received by him.

Under Virginia law and the Articles and the Bylaws, directors and officers are not personally liable for monetary damages to our company or any other person for acts or omissions in their capacity as a director or officer, except in certain limited circumstances such as certain violations of criminal law and transactions in which the director or officer derived an improper personal benefit. As a result, shareholders may be unable to recover monetary damages against directors and officers for actions taken by directors or officers that constitute negligence or gross negligence or that violate their fiduciary duties. Injunctive or other equitable relief may be available.

RELATED PARTY TRANSACTIONS

For the fiscal years ended June 30, 2003, 2004 and 2005, we had no reportable related party transactions.

FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax consequences to a typical “U.S. holder” (as defined below) that receives rights pursuant to this offering and that either (i) exercises such rights, (ii) allows such rights to expire, or (iii) sells, exchanges, redeems or otherwise disposes of such rights.

This discussion in based on current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” applicable current, temporary and proposed Treasury regulations promulgated thereunder, which we refer to as the “Treasury Regulations,” the legislative history of the Code and publicly available administrative and judicial interpretations thereof, all as in effect of the date of this prospectus and all of which are subject to change, possibly with retroactive effect, or to different interpretations. In addition, the administrative interpretations and practices of the Internal Revenue Service include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the particular taxpayers who requested and received these rulings. This discussion is included for general information purposes only and does not purport to be a complete technical analysis or listing of all potential tax considerations that may be relevant to U.S. holders in light of their particular circumstances. This discussion does not address any state, local or foreign tax consequences or any non-income tax consequences (such as estate or gift tax consequences). This discussion applies only to U.S. holders that hold our shares of common stock as capital assets and that will hold the rights distributed pursuant to this offering as capital assets (and, in the event such rights are exercised, will hold newly acquired shares of our common stock as capital assets), in each case, within the meaning of Section 1221 of the Code. This discussion also does not address the United States federal income tax consequences to a U.S. holder that is one of our affiliates or that is subject to special rules under the Code, including, but not limited to:

•	A financial institution, insurance company, or regulated investment company;

•	A tax-exempt organization, retirement plan, or mutual fund;

•	A dealer, broker, or trader in securities;

•	Non-U.S. holders (as defined below);

•	An entity treated as a partnership for U.S. federal income tax purposes;

•	A shareholder that owns its shares of our common stock indirectly through an entity treated as a partnership for U.S. federal income tax purposes, or a trust or estate;

•	Persons deemed to sell their shares of common stock under the constructive sale provisions of the Code;

•	A shareholder that holds its shares of our common stock as part of a hedge, appreciated financial position, straddle or conversion transaction; or

•	A shareholder that holds its shares of our common stock pursuant to the exercise of compensatory stock options or otherwise as compensation.

We will not seek a ruling from the Internal Revenue Service, or the “IRS,” with respect to the rights offering. The IRS could take positions concerning the tax consequences of this offering that are different from those described in this discussion, and, if litigated, a court could sustain any such positions taken by the IRS.

For the purposes of this discussion, the term “U.S. holder” means a holder of shares of our common stock that, for U.S. federal income tax purposes, is:

•	A citizen of the U.S.;

•	A corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in the U.S. or under U.S. law or the laws of any state or political subdivision thereof;

•	An estate the income of which is subject to U.S. federal income tax regulation regardless of its source; or

•	A trust (i) if, in general, a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions or (ii) that has a valid election under applicable Treasury Regulations to be treated as a U.S. person.

A “non-U.S. holder” is a holder other than a U.S. holder. If a holder of our common stock is a non-U.S. holder, the tax consequences of the Rights offering to such holder will depend upon a variety of factors, including whether such person conducts a trade or business in the U.S. Non-U.S. holders are urged to consult their own tax advisors regarding the tax consequences associated with the Rights offering.

Holders of our common stock are urged to consult their own tax advisors regarding the specific tax consequences associated with the Rights offering, including the applicability and effect of any state, local, foreign, or other tax laws as well as changes in applicable tax laws.

Distribution of Rights

We believe that pursuant to Section 305 of the Code and Treasury Regulations issued thereunder, a U.S. holder that receives Rights pursuant to this offering should not be required to recognize taxable income for U.S. federal tax purposes upon the receipt of such Rights.

We intend to report this offering accordingly. However, if our intended treatment of the Rights were challenged by the IRS and if such challenge were ultimately upheld, the U.S. federal income tax consequences to a U.S. holder that receives Rights pursuant to this offering may differ from the consequences described herein, and it is possible that a U.S. holder’s receipt of Rights or a portion thereof pursuant to this offering may be taxable.

Basis and Holding Period of Rights

If, in accordance with Section 307 of the Code, the fair market value of the Rights that we distribute to a U.S. holder is less than 15% of the fair market value of such U.S. holders shares of our common stock with respect to which such Rights were distributed, such U.S. holder’s basis in the Rights distributed will generally be zero. A U.S. holder may elect, however, to allocate its basis in our common stock between such common stock and the Rights received in proportion to the fair market value of such common stock and such Rights. This election may be made pursuant to Section 307 of the Code and the Treasury Regulations thereunder and will be irrevocable once made.

If the fair market value of the Rights that we distribute to a U.S. holder is 15% or more of the fair market value of such U.S. holder’s shares of our common stock with respect to which such Rights were distributed, such U.S. holder will be required to allocate its basis between such common stock and such Rights in proportion to their relative fair market values.

In either case, a U.S. holder’s holding period for the Rights that we distribute will include the holding period of such U.S. holder’s shares of our common stock with respect to which such Rights were distributed.

Exercise of Rights; Basis and Holding Period of Acquired Shares; Sale, Exchange, Redemption or Other Distribution of Acquired Shares

A U.S. holder will not recognize gain or loss upon the exercise of the Rights. A U.S. holder’s basis in our common stock acquired through exercise of the Rights generally will equal the sum of (i) the Subscription Price paid by such U.S. holder to acquire such stock and (ii) such

U.S. holder’s basis, if any, in the Rights exercised. A U.S. holder’s holding period in shares of our common stock acquired through the exercise of Rights will begin on the day such U.S. holder exercises the Rights.

Upon the sale, exchange, redemption or other disposition of the common stock acquired upon the exercise of the Rights, a U.S. holder will generally recognize gain or loss equal to the difference between the amount realized and such U.S. holder’s basis in such common stock. Such gain or loss will be capital gain or loss and will be long-term or loss if a U.S. holder’s holding period exceeds one year at the time of the sale, exchange or other disposition. The deductibility of capital losses is subject to limitations.

Expiration of Rights

If a U.S. holder receives Rights pursuant to this offering, and such U.S. holder’s basis in our common stock is not allocated between such common stock and the Rights received and such U.S. holder’s Rights expire unexercised, then such U.S. holder will not recognize taxable loss upon the expiration of the Rights. In addition, such U.S. holder’s basis in its shares of our common stock will not be affected by this offering and such U.S. holder’s decision to allow its Rights to expire and will remain the same as before this offering.

If a U.S. holder receives Rights pursuant to this offering, and such U.S. holder’s basis in our common stock is allocated between such common stock and the Rights received and such U.S. holder’s Rights expire unexercised, then such U.S. holder will recognize a taxable loss upon the expiration of the Rights equal to the basis that was allocated to the Rights. Such loss will be a capital loss.

Backup Withholding

A U.S. holder that sells, exchanges, redeems or otherwise disposes of shares of our common stock acquired upon the exercise of Rights or that sells, exchanges or otherwise disposes of Rights may be subject to backup withholding on the proceeds received, unless such U.S. holder:

•	Is a corporation or other exempt recipient and, when required, establishes this exemption; or

•	Provides a correct taxpayer identification number, certifies that it is not currently subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will generally be creditable against the U.S. federal income tax liability of a U.S. holder if appropriate information is provided to the IRS. If a U.S. holder does not provide the appropriate party with the correct taxpayer identification number or any other proper document or certification required by the IRS (generally a Form W-9 in the case of a U.S. holder), such U.S. holder may be subject to penalties imposed by the IRS.

THE FOREGOING DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF THE POTENTIAL TAX CONSIDERATIONS RELATING TO THIS OFFERING AND IS NOT TAX ADVICE. THEREFORE, HOLDERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THIS OFFERING, INCLUDING THE APPLICABILITY OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

LEGAL

Kaufman & Canoles, P.C., Three James Center, 1051 East Cary Street, 12th Floor, Richmond, Virginia 23219, will render an opinion on the validity of the issuance of the shares for us.

CUSTODIAN

Pursuant to the Investment Company Act, our portfolio securities are maintained in our custody. As required by the Investment Company Act, all of our securities and similar investments, except securities on loans collateralized to the extent of their full market value or securities that are hypothecated, pledged or placed in escrow for our account in connection with a loan or other transaction authorized by specific resolution of our Board of Directors, will be deposited with a national banking association. Securities so deposited may be removed by our executive officers only in accordance with the Investment Company Act.

EXPERTS

The financial statements for the fiscal years ended June 30, 2005 included in this Prospectus have been so included in reliance on the report of PKF W H Mares, PLC, independent accountants, given on the authority of the firm as experts in auditing and accounting.

Waterside Capital Corporation

Financial Statements

For The Years Ended June 30, 2004 and 2005

and Six Months Ended December 31, 2004 and 2005 (Unaudited)

with

Independent Accountant’s Report

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Stockholders and Board of Directors

Waterside Capital Corporation

Norfolk, Virginia

We have audited the accompanying balance sheets of Waterside Capital Corporation, including the schedule of loans and investments, as of June 30, 2005 and 2004 and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the three-year period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waterside Capital Corporation as of June 30, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

Norfolk, Virginia

August 19, 2005

WATERSIDE CAPITAL CORPORATION

Balance Sheets

June 30, 2005 and December 31, 2005

	June 30, 2005	(Unaudited) December 31, 2005
ASSETS:
LOANS AND INVESTMENTS:
Investments in portfolio companies at fair value
Debt securities	$10,651,875	$8,857,156
Equity securities	10,140,938	9,766,738
Options and warrants	6,525,602	6,581,602

Total portfolio securities, cost of $21,548,133 and $20,166,414 at June 30, 2005 and December 31, 2005, respectively	27,318,415	25,205,496
Assets acquired in liquidation of portfolio securities	2,597,054	1,000
Notes receivable	4,655,156	7,376,838

TOTAL LOANS AND INVESTMENTS	34,570,625	32,583,334
CURRENT ASSETS:
Cash and cash equivalents	1,822,028	2,248,851
Current portion of dividends receivable	18,291	28,750
Interest receivable	152,713	181,007
Prepaid expenses	44,850	39,232
Other current assets	36,816	34,306

TOTAL CURRENT ASSETS	2,074,698	2,532,146
Dividends receivable, excluding current portion	702,574	814,604
Property and equipment, net	4,291	3,779
Deferred financing costs, net	502,496	466,286

TOTAL ASSETS	$37,854,684	$36,400,149

LIABILITIES AND STOCKHOLDERS’ EQUITY:
CURRENT LIABILITIES:
Accounts payable	$1,170	$2,827
Accrued interest	567,167	567,167
Accrued expenses	104,927	92,627

TOTAL CURRENT LIABILITIES	673,264	662,621
Debentures payable	21,400,000	21,400,000

TOTAL LIABILITIES	22,073,264	22,062,621

STOCKHOLDERS’ EQUITY:
Common stock, $1 par value, authorized 10,000,000 shares; issued and outstanding 1,456,675 at June 30, 2005 and December 31, 2005 respectively	1,456,675	1,456,675
Preferred stock, $1 par value, authorized 25,000 shares, no shares issued and outstanding	—	—
Additional paid-in capital	14,204,223	14,204,223
Net unrealized appreciation on investments	3,934,507	3,910,961
Undistributed accumulated earnings (loss)	(3,813,985)	(5,234,331)

TOTAL STOCKHOLDERS’ EQUITY	15,781,420	14,337,528

Commitments and contingencies	—	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$37,854,684	$36,400,149

Net asset value per common share	$10.83	$9.84

WATERSIDE CAPITAL CORPORATION

Unaudited Statements of Operations

Six Months Ended December 31, 2004 and 2005

	Six Months Ended December 31,
	2004	2005
Operating income:
Dividends	$133,838	$347,000
Interest on debt securities	798,246	714,793
Interest on notes receivable	154,185	160,567
Interest on cash equivalents	11,333	13,342
Fee and other income	46,364	33,316

Total operating income	1,143,966	1,269,018
Operating expenses:
Salaries and benefits	371,533	317,211
Legal and accounting	76,854	43,749
Interest expense	938,275	855,399
Other operating expenses	208,968	153,516

Total operating expenses	1,595,630	1,369,875

Net operating income (loss)	(451,664)	(100,857)
Realized gain (loss) on investments	499,752	(1,319,489)
Change in unrealized appreciation (depreciation) on investments	(634,195)	(23,546)

Net increase (decrease) in stockholders’ equity resulting from operations	$(586,107)	$(1,443,892)

Net increase (decrease) in stockholders’ equity resulting from operations per share - basic and diluted	$(0.40)	$(0.99)

Weighted average shares outstanding	1,456,675	1,456,675

WATERSIDE CAPITAL CORPORATION

Unaudited Statements of Changes in Stockholders’ Equity

Six months ended December 31, 2004 and 2005

	Common Stock		Additional paid-in capital	Net unrealized appreciation (depreciation) on investments	Undistributed accumulated earnings (loss)	Total stockholders’ equity
	Shares	Amount
Balance at June 30, 2004	1,456,675	$1,456,675	$14,204,223	$2,533,712	$(3,894,327)	$14,300,283
Net operating (loss)	—	—	—	—	(451,664)	(451,664)
Net realized gain on investments	—	—	—	—	499,752	499,752
Increase in net unrealized appreciation on investments	—	—	—	(634,195)	—	(634,195)

Balance at December 31, 2004	1,456,675	$1,456,675	$14,204,223	$1,899,517	$(3,846,239)	$13,714,176

Balance at June 30, 2005	1,456,675	$1,456,675	$14,204,223	$3,934,507	$(3,813,985)	$15,781,420
Net operating (loss)	—	—	—	—	(100,857)	(100,857)
Net realized gain on investments	—	—	—	—	(1,319,489)	(1,319,489)
Decrease in net unrealized appreciation on investments	—	—	—	(23,546)	—	(23,546)

Balance at December 31, 2005	1,456,675	$1,456,675	$14,204,223	$3,910,961	$(5,234,331)	$14,337,528

WATERSIDE CAPITAL CORPORATION

Unaudited Statements of Cash Flows

Six months ended December 31, 2004 and 2005

	2004	2005
Cash flows from operating activities:
Net increase in stockholders’ equity resulting from operations	$(586,107)	$(1,443,892)
Adjustments to reconcile net increase in stockholders’ equity resulting from operations to net cash used in operating activities:
Unrealized (appreciation) depreciation on investments	634,195	23,546
Realized gain (loss) on investments	(499,752)	1,319,489
Accretion of preferred stock and loan investments	(168,775)	(83,006)
Depreciation and amortization	50,776	37,072
Changes in assets and liabilities increasing (decreasing) cash flows from operating activities:
Dividends receivable	408,146	(122,489)
Interest receivable	(58,772)	(28,294)
Prepaid expenses and other current assets	26,911	8,128
Accounts payable and accrued expenses	(109,351)	(10,643)
Non-cash note receivable	(305,000)	—

Net cash used in operating activities	(607,729)	(300,089)

Cash flows from investing activities:
Investments in debt securities made	(1,547,915)	(100,474)
Principal collected on debt securities	544,733	1,659,726
Proceeds from collection of note receivable	121,708	48,318
Advance for assets acquired in liquidation	—	(1,280,305)
Proceeds from sales of investments	727,988	400,000
Acquisition of property and equipment	(525)	(353)

Net cash provided by investing activities	(154,011)	726,912

Net increase (decrease) in cash and cash equivalents	(761,740)	426,823
Cash and cash equivalents, beginning of year	3,210,968	1,822,028

Cash and cash equivalents, end of period	$2,449,228	2,248,851

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$938,274	$855,400

Noncash investing activities:

In August 2004, the Company accepted a note receivable for $300,000 from Eton Court Asset Management, Ltd. for the forgiveness of interest and dividends receivable.
In December 2004, the Company accepted a note receivable for $5,000 from Crispies, Inc. for the payment of investment banking fees.
In December 2005, the Company accepted notes receivable and warrants for $2,775,000 from International Wood, LLC for the sale of its holdings in Weslaco/Caldwell.

WATERSIDE CAPITAL CORPORATION

Balance Sheets

June 30, 2004 and June 30, 2005

	2004	2005
ASSETS:
LOANS AND INVESTMENTS:
Investments in portfolio companies at fair value (note 2):
Debt securities	$12,766,273	$10,651,875
Equity securities	9,858,319	10,140,938
Options and warrants	5,965,298	6,525,602

Total portfolio securities, cost of $25,562,056 and $21,548,133 at June 30, 2004 and June 30, 2005, respectively	28,589,890	27,318,415
Assets acquired in liquidation of portfolio securities	250,000	2,597,054
Notes receivable	4,513,630	4,655,156

TOTAL LOANS AND INVESTMENTS	33,353,520	34,570,625
CURRENT ASSETS:
Cash and cash equivalents	3,210,968	1,822,028
Current portion of dividends receivable	89,244	18,291
Interest receivable	130,811	152,713
Prepaid expenses	44,726	44,850
Other current assets	8,808	36,816

TOTAL CURRENT ASSETS	3,484,557	2,074,698
Dividends receivable, excluding current portion	1,013,000	702,574
Property and equipment, net (note 3)	29,665	4,291
Deferred financing costs, net	618,570	502,496

TOTAL ASSETS	$38,499,312	$37,854,684

LIABILITIES AND STOCKHOLDERS’ EQUITY:
CURRENT LIABILITIES:
Accounts payable	$2,250	$1,170
Accrued interest	622,117	567,167
Accrued expenses (note 4)	174,662	104,927

TOTAL CURRENT LIABILITIES	799,029	673,264
Debentures payable (note 5)	23,400,000	21,400,000

TOTAL LIABILITIES	24,199,029	22,073,264

STOCKHOLDERS’ EQUITY (note 7):
Common stock, $1 par value, authorized 10,000,000 shares; issued and outstanding 1,456,675 at June 30, 2004 and June 30, 2005 respectively	1,456,675	1,456,675
Preferred stock, $1 par value, authorized 25,000 shares, no shares issued and outstanding	—	—
Additional paid-in capital	14,204,223	14,204,223
Net unrealized appreciation on investments	2,533,712	3,934,507
Undistributed accumulated earnings (loss)	(3,894,327)	(3,813,985)

TOTAL STOCKHOLDERS’ EQUITY	14,300,283	15,781,420

Commitments and contingencies (notes 2, 11, 12 and 13)	—	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$38,499,312	$37,854,684

Net asset value per common share	$9.82	$10.83

WATERSIDE CAPITAL CORPORATION

Statements of Operations

Years Ended June 30, 2003, 2004 and 2005

	2003	2004	2005
OPERATING INCOME:
Dividends	$1,444,822	$1,059,292	$767,035
Interest on debt securities	1,353,940	1,412,148	1,470,747
Interest on notes receivable	36,596	166,052	311,244
Interest on cash equivalents	41,067	16,575	29,851
Fee and other income	316,321	357,120	123,054

TOTAL OPERATING INCOME	3,192,746	3,011,187	2,701,931

OPERATING EXPENSES:
Salaries and benefits	699,679	809,923	764,891
Legal and accounting	251,050	106,677	129,882
Interest expense	2,025,651	1,896,734	1,806,302
Other operating expenses	380,639	468,499	420,266

TOTAL OPERATING EXPENSES	3,357,019	3,281,833	3,121,3 41

Recovery related to investee litigation, net (note 11)	615,018	—	—

Net operating income (loss) before income taxes	450,745	(270,646)	(419,410)
Income tax expense (benefit) (note 6)	—	—	—

NET OPERATING INCOME (LOSS)	450,745	(270,646)	(419,410)
Realized gain (loss) on investments, net of income taxes of $0, $0 and $0 for 2003, 2004 and 2005, respectively	(6,896,966)	2,642,556	499,752
Change in unrealized appreciation (depreciation) on investments, net of income tax expense of $0, $0 and $0 for 2003, 2004 and 2005 respectively	10,585,917	(349,930)	1,400,795

NET INCREASE IN STOCK HOLDERS’ EQUITY RESULTING FROM OPERATIONS	$4,139,696	$2,021,980	$1,481,137

NET INCREASE IN STOCK HOLDERS’ EQUITY RESULTING FROM OPERATIONS PER SHARE - BASIC AND DILUTED	$2.66	$1.34	$1.02

Weighted average shares outstanding	1,554,646	1,505,493	1,456,675

See accompanying notes to financial statements.

WATERSIDE CAPITAL CORPORATION

Statements of Changes in Stockholders’ Equity

Years Ended June 30, 2003, 2004, and 2005

	Common Stock		Additional paid-in capital	Net unrealized appreciation (depreciation) on investments	Undistributed accumulated earnings (loss)	Total stockholders’ equity
	Shares	Amount
Balance at June 30, 2002	1,557,630	$1,557,630	$14,570,319	$(7,702,275)	$179,984	$8,605,658
Net operating income	—	—	—	—	450,745	450,745
Net realized loss on investments	—	—	—	—	(6,896,966)	(6,896,966)
Increase in net unrealized appreciation on investments	—	—	—	10,585,917	—	10,585,917
Repurchase of outstanding stock	(9,000)	(9,000)	(16,600)	—	—	(25,600)

Balance at June 30, 2003	1,548,630	$1,548,630	$14,553,719	$2,883,642	$(6,266,237)	$12,719,754

Balance at June 30, 2003	1,548,630	$1,548,630	$14,553,719	$2,883,642	$(6,266,237)	$12,719,754
Net operating loss	—	—	—	—	(270,646)	(270,646)
Net realized gain on investments	—	—	—	—	2,642,556	2,642,556
Decrease in net unrealized appreciation on investments	—	—	—	(349,930)	—	(349,930)
Repurchase of outstanding stock	(91,955)	(91,955)	(349,496)	—	—	(441,451)

Balance at June 30, 2004	1,456,675	$1,456,675	$14,204,223	$2,533,712	$(3,894,327)	$14,300,283

Balance at June 30, 2004	1,456,675	$1,456,675	$14,204,223	$2,533,712	$(3,894,327)	$14,300,283
Net operating loss	—	—	—	—	(419,410)	(419,410)
Net realized gain on investments	—	—	—	—	499,752	499,752
Decrease in net unrealized appreciation on investments	—	—	—	1,400,795	—	1,400,795

Balance at June 30, 2005	1,456,675	$1,456,675	$14,204,223	$3,934,507	$(3,813,985)	$15,781,420

WATERSIDE CAPITAL CORPORATION

Statements of Cash Flows

Years Ended June 30, 2003, 2004, and 2005

	2003	2004	2005
Cash flows from operating activities:
Net increase in stockholders’ equity resulting from operations	$4,139,696	$2,021,980	$1,481,137
Adjustments to reconcile net increase (decrease) in stockholders’ equity resulting from operations to net cash (provided by) used in operating activities:
Unrealized depreciation (appreciation) on investments	(10,585,917)	349,930	(1,400,795)
Realized (gain) loss on investments	6,896,966	(2,642,556)	(499,752)
Accretion of preferred stock and debt investments	(393,507)	(447,767)	(334,459)
Depreciation and amortization	112,088	182,392	142,534
Other non-cash items	42,890	—	(325,000)
Changes in assets and liabilities increasing (decreasing) cash flows from operating activities:
Dividends receivable	(136,835)	(254,697)	381,379
Interest receivable	652	(32,877)	(21,902)
Prepaid expenses and other current assets	15,555	20,101	(28,133)
Accounts payable, accrued interest and accrued expenses	(222,459)	37,403	(125,765)
Deferred revenue	(91,626)	—	—

Net cash provided by (used in) operating activities	(222,497)	(766,091)	(730,756)

Cash flows from investing activities:
Recovery of investment	483,250	8,980	—
Investments in equity securities made	(250,000)	—	—
Investments in debt securities made	(2,228,817)	(2,786,951)	(1,791,179)
Principal collected on debt securities	2,262,617	1,566,825	870,758
Proceeds from collection of notes receivable	55,410	286,412	300,588
Proceeds from sales of investments	374,598	1,530,392	3,079,788
Acquisition of equipment	(8,311)	—	(1,085)
Advance for assets acquired in liquidation	—	—	(1,117,054)

Net cash provided by investing activities	688,747	605,658	1,341,816

Cash flows from financing activities:
Repurchase of stock	(25,600)	(441,451)	—
Principal payment on SBA - guaranteed debt	—	(2,000,000)	(2,000,000)
Payment of deferred financing costs	—	(45,000)	—

Net cash used in financing activities	(25,600)	(2,486,451)	(2,000,000)

Net increase (decrease) in cash and cash equivalents	440,650	(2,646,884)	(1,388,940)
Cash and cash equivalents, beginning of year	5,417,202	5,857,852	3,210,968

Cash and cash equivalents, end of year	$5,857,852	$3,210,968	$1,822,028

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$2,025,651	$1,951,683	$1,861,252

Cash paid during the year for income taxes	$—	$—	$—

Noncash investing activities:

In October 2002, the Company sold stock warrants with a cost of $2,199 in exchange for a $60,000 note, resulting in a realized gain of $57,801.

In October 2002, the Company acquired the net assets associated with the Systems Integration Division of Netplex Systems, Inc. in exchange for the cancellation of certain debt and equity securities, with accrued interest and dividends thereon of $16,710, totaling $1.75 million. Those net assets were then sold to Lakeview Technology Solutions, Inc. in exchange for debt and equity securities totaling $1.75 million.

During the first quarter of fiscal year 2002, the Company’s preferred stock in Tangent Solutions, Inc. was settled in exchange for a note receivable through a bankruptcy proceeding. In the second quarter of fiscal year 2003, the remaining note, in the amount of $19,402, was written off as a realized loss.

In March 2003, the Company accepted a debt security in the amount of $33,000 from Triangle Biomedical Sciences for the forgiveness of $33,000 of dividends receivable.

In March 2003, the Company accepted a note receivable for $1,566,000 for the sale of stock warrants in Answernet, Inc., resulting in a realized gain of $1,363,000.

In June 2004, the Company accepted a note receivable for $3,000,000 for the sale of 2,059 shares of common stock in Signius Investment Corporation, resulting in a realized gain of $2,667,405.

In August 2004, the Company accepted a note receivable for $300,000 from Eton Court Asset Management, Ltd. for the forgiveness of interest and dividends receivable.

During the second half of 2005, the Company accepted a note receivable from Crispies, Inc. for the payment of investment banking fees.

See accompanying notes to financial statements.

Waterside Capital Corporation

Notes to Financial Statements

June 30, 2003, 2004, and 2005

(1)	Summary of Significant Accounting Policies

Description of Business

Waterside Capital Corporation (the “Company”) was incorporated in the Commonwealth of Virginia on July 13, 1993 and is a closed-end investment company licensed by the Small Business Administration (the “SBA”) as a Small Business Investment Corporation (“SBIC”). The Company makes equity investments in, and provides loans to, small business concerns to finance their growth, expansion and development. Under applicable SBA regulations, the Company is restricted to investing only in qualified small business concerns as contemplated by the Small Business Investment Act of 1958. The Company made its first loan to a small business concern in October 1996 and its first equity investment in November 1996.

In January 1998, the Company completed an Initial Public Offering (“IPO”) of 852,000 shares of common stock at a price of $11.00 per share. The net proceeds, after $1,288,464 of offering costs, were $8,083,536.

Cash and Cash Equivalents

The Company considers all highly liquid securities purchased with original maturities of three months or less at the acquisition date to be cash equivalents. Cash and cash equivalents consisted of the following at June 30, 2004 and 2005:

	2004	2005
Cash and cash equivalents in banks	$3,209,873	$1,820,933
Cash deposits in brokerage accounts	1,095	1,095

Total	$3,210,968	$1,822,028

The brokerage account reflected above consists of a deposit account held with a brokerage house to facilitate the trading of stock.

Investment Valuation

Investments are carried at fair value, as determined by the Executive Committee of the Board of Directors. The Company, through its Board of Directors, has adopted the Model Valuation Policy, as published by the SBA, in Appendix III to Part 107 of Title 13 of the Code of Federal Regulations (the “Policy”). The Policy, among other things, presumes that loans and investments are acquired with the intent that they are to be held until maturity or disposed of in the ordinary course of business. Except for interest-bearing securities which are convertible into common stock, interest-bearing securities are valued at an amount not greater than cost, with unrealized depreciation being recognized when value is impaired. Equity securities of private companies are presumed to represent cost unless the performance of the portfolio company, positive or negative, indicates otherwise in accordance with the Policy guidelines. The fair values of equity securities of publicly traded companies are generally based on quoted market prices discounted due to the investment size or market liquidity concerns and for the effect of restrictions on the sale of such securities. Discounts can range from 0% to 40% for investment size and market liquidity concerns. Discounts for restriction on the sale of the investments are 15% in accordance with the provisions of the Policy. The Company maintains custody of its investments as permitted by the Investment Company Act of 1940.

Realized and Unrealized Gain or Loss on Investments

Realized gains or losses recorded upon disposition of investments are calculated as the difference between the net proceeds and the cost basis determined using the specific identification method. All other changes in the value of investments are included as changes in the unrealized appreciation or depreciation in the statement of operations.

Recognition of Interest and Dividend Income

Interest income is recorded on the accrual basis. In the case of dividends on preferred stock investments where the Company has an agreement stipulating dividends payable, the Company accrues the dividends in income on a pro-rata basis during the year. Otherwise, dividends are recorded as income on the ex-dividend date. The fair value of the Company’s non-current portion of dividends receivable is determined by discounting the future cash flows using current interest rates. The Company ceases to accrue dividends and interest income if the investee is more than 120 days delinquent in their payments. Accretion of loans and preferred stock investments IS recorded as a component of interest and dividend income in the statement of operations.

Fee Income

Portfolio investment processing fees are recognized as income upon consummation of the related investment transaction.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

Deferred Financing Costs

Deferred financing costs consist of origination and processing fees paid in connection with the issuance of SBA debentures. The origination and processing fees are amortized using the effective interest method over the life of the related debentures. Accumulated amortization was $285,430 and $331,504 at June 30, 2004 and 2005, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating and capital loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Increase (Decrease) in Stockholders’ Equity Resulting From Operations per Share

Basic earnings per share has been computed by dividing net increase (decrease) in stockholders’ equity resulting from operations by the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that could occur assuming the inclusion of common share equivalents and has been computed by dividing net increase (decrease) in stockholders’ equity resulting from operations by the weighted average number of common shares and dilutive common share

(equivalents outstanding). Dilutive common share equivalents include all outstanding stock options and warrants after applying the treasury stock method.

Stock Option Plan

As permitted under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock Based Compensation, the Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25), and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair value of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassification

Certain amounts reflected in the 2004 financial statements have been reclassified to conform to the 2005 financial statement presentation.

(2)	Loans and Investments

Loans and investments consist primarily of preferred stock, debt securities, options and warrants, assets acquired in liquidation of portfolio securities, and notes receivable obtained from portfolio companies in accordance with SBIC investment regulations. The financial statements include securities valued at $33,353,520 and $34,570,625 at June 30, 2004 and 2005 (86.6% and 91.3% of assets), respectively. The valuation process completed by management includes estimates made by management and the Executive Committee in the absence of readily ascertainable market values. These estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and those differences could be material.

The notes receivable are due from the purchasers of warrant shares in two investee companies, as payment of investment banking and other fees, and as payment for the forgiveness of interest and dividends receivable.

(3)	Property and Equipment

Property and equipment at June 30, 2004 and 2005 consists of the following:

	2004	2005
Furniture and fixtures	$86,895	$86,895
Computer equipment and software	130,333	131,418
Leasehold improvements	8,311	8,311

	225,539	226,624
Less accumulated depreciation and amortization	195,874	222,333

Property and equipment, net	$29,665	$4,291

(4)	Accrued Expenses

Accrued expenses at June 30, 2004 and 2005 consist of the following:

	2004	2005
Accrued accounting and legal expense	$37,553	$66,084
Accrued salaries and benefits	96,417	6,283
Other accrued expenses	40,692	32,560

Total accrued expenses	$174,662	$104,927

(5)	Debentures Payable

Based on its existing regulatory capital, the SBA has approved the issuance of up to $29,900,000 of debentures for the Company. All debentures, if and when issued, bear interest payable semi-annually at a fixed rate and are due at maturity, which is generally 10 years from the date the interest rate is fixed. The debentures are subject to a prepayment penalty for the first five years they are outstanding. During 1999, the Company utilized $12,300,000 of the available amount, $6,000,000 of which bears interest at 7.24% and matures on March 1, 2009 and $6,300,000 of which bears interest at 8.22% and matures on September 1, 2009. On September 1, 2003, and again on March 31, 2005, the Company elected to prepay $2,000,000 each period of the $6,300,000 maturing September 1, 2009. During 2000, the Company utilized an additional $7,000,000, which bears interest at 8.64% and matures on March 1, 2010. During 2001, the Company utilized an additional $6,100,000 of the available facility, $3,100,000 of which bears interest at 8.45% and matures on September 1, 2010 and $3,000,000 of which bears interest at 6.89% and matures on September 1, 2011. At June 30, 2004, $8,500,000 of the approved amount remains available for future borrowing.

(6)	Income Taxes

The Company had no income tax expense (benefit) attributable to operations for the years ended June 30, 2003, 2004 and 2005.

The 2003, 2004 and 2005 actual tax expense (benefit) attributable to operations differs from the amount which would be provided by applying the statutory federal rate to net operating income before income taxes as follows:

	2003	2004	2005
Computed “expected” tax expense (benefit)	$153,000	$(92,000)	$(143,000)
Nontaxable dividend income	(491,000)	(360,000)	(239,000)
Change in valuation allowance attributable to operations	338,000	452,000	382,000

Total income tax expense (benefit) attributable to operations	$—	$—	$—

The Company’s deferred tax assets and liabilities at June 30, 2004 and 2005 are as follows:

	2004	2005
Deferred tax assets:
Property and equipment, due to differing depreciation methods	$4,000	$4,000
Capital loss carryforward	2,834,000	2,645,000
Net operating loss carryforward	1,870,000	2,319,000

Total gross deferred tax assets	4,708,000	4,968,000
Less valuation allowance	(3,248,000)	(2,951,000)

Total net deferred tax assets	1,460,000	2,017,000

Deferred tax liabilities:
Investments, due to recognition of unrealized appreciation and accretion for financial statement purposes	1,460,000	2,017,000

Net deferred tax assets	$—	$—

The Company’s valuation allowance decreased $172,000 and $297,000 for the years ended June 30, 2004 and 2005, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Because the Company’s dividend income is not taxable, the primary source of future taxable income available to the Company will be realized gains on sales of investments, the realization of which is uncertain. Management determined that projected future taxable income does not support the realization of the net deferred tax assets as of June 30, 2005, and a valuation allowance has been recorded to offset the entire net deferred tax assets. At June 30, 2005, the Company has net operating loss carryforwards for federal income tax purposes of $6,019,000, which are available to offset future federal taxable income, if any, through 2025, and a capital loss carryforward of $6,968,000 available to offset capital gains through 2010.

(7)	Stockholders’ Equity

Stock Dividend

On December 7, 1999, the Company declared a 6% stock dividend to shareholders of record as of January 14, 2000. On January 31, 2000, the Company issued 89,493 shares of common stock in conjunction with this dividend. Accordingly, amounts equal to the fair market value (based on quoted market prices) of the additional shares issued have been charged to retained earnings and capitalized as common stock and additional paid-in capital. Historical earnings per share, weighted average shares outstanding and net asset value per share have been restated to reflect the 6% stock dividend.

Undistributed Accumulated Earnings

Undistributed accumulated earnings at June 30, 2004 and 2005 consist of the following:

	2004	2005
Undistributed accumulated investment income	$3,038,972	$2,619,562
Undistributed accumulated net realized gains (losses)	(6,933,299)	(6,433,547)

Undistributed accumulated earnings	$(3,894,327)	$(3,813,985)

Effective December 7, 1999, the Executive Committee of the Company’s Board of Directors and the SBA approved the capitalization of $1,200,000 of the Company’s undistributed accumulated earnings, which reduced the undistributed accumulated net realized gains disclosed above.

Stock Repurchase Program

During February 2002, the Company’s Board of Directors approved a stock repurchase program. Under the program, the Company can repurchase up to two percent of its regulatory capital over the next year in open market and in privately negotiated transactions. During the year ended June 30, 2004, the Company acquired 91,955 shares of common stock at a total cost of $441,451, or an average price of $4.80 per share, which represents a discount of 51% in relation to the net asset value per share at June 30, 2004.

Stock Option Plan

During 1998, the Company adopted the Waterside Capital Corporation 1998 Employee Stock Option Plan (the “Plan”) pursuant to which the Company may grant stock options to officers and key employees. The Plan, as amended, authorizes the grant of options to purchase up to 212,000 shares of authorized but unissued common stock. Stock options are granted with an exercise price equal to the stock’s fair market value at the date of grant. All stock options have 10-year terms and vest on a graded schedule, at which time they become fully exercisable. At June 30, 2005, there were 69,140 additional shares available for future grant under the Plan.

The per share, weighted-average fair value of all stock options granted is $3.45. The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected life of five years, expected volatility of 51.01%, expected dividend yield of 0% and risk-free interest rate of 6.23% for options granted in fiscal 2000; expected life of five years, expected volatility of 67.64%, expected dividend yield of 0% and risk-free interest rate of 4.82% for options granted in 2001. No options were granted in fiscal 2002, 2003, or 2005.

Under the Plan, the employee stock options are dividend protected. As a result, the exercise price of the outstanding options was adjusted downward and the number of options increased so as to equalize the holder’s value before and after a stock dividend or split. As a result of the stock dividend described above, all options outstanding were adjusted in accordance with the Plan.

The Company applies APB Opinion No. 25 in accounting for the Plan and, accordingly, no compensation cost has been recognized for stock option grants in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net increase (decrease) in stockholders’ equity resulting from operations would have been reflected at the pro forma amounts indicated below:

	2003	2004	2005
Net increase in stockholders’ equity resulting from operations:
As reported	$4,139,696	$2,021,980	$1,481,137
Pro forma	4,083,973	2,021,980	1,481,137
Net increase in stockholders’ equity resulting from operations per share - basic and diluted:
As reported	$2.66	$1.34	$1.02
Pro forma	2.63	1.34	1.02

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted-average exercise price
Balance at June 30, 2002	142,860	$6.693
Granted	—
Balance at June 30, 2003	142,860	6.693
Granted	2,000	3.970

Balance at June 30, 2004	144,860	6.655
Cancelled	(2000)	3.970

Balance at June 30, 2005	142,860	$6.693

At June 30, 2003, 2004 and 2005, 142,860 options, respectively, were exercisable.

The range of exercise prices and weighted-average remaining contractual life of outstanding options at June 30, 2005 is $4.125 - $8.25 and 4.9 years, respectively.

(8)	Net Increase in Stockholders’ Equity Resulting From Operations per Share

The following table sets forth the calculation of basic and diluted net increase in stockholders’ equity resulting from operations per share for the years ended June 30, 2003, 2004 and 2005:

	2003	2004	2005
Basic net increase in stockholders’ equity resulting from operations per share:
Net increase in stockholders’ equity resulting from operations	$4,139,696	$2,021,980	$1,481,137

Weighted-average number of common shares outstanding	1,554,646	1,505,483	1,456,675

Basic net increase in stockholders’ equity resulting from operations per share	$2.66	$1.34	$1.02

Diluted net increase in stockholders’ equity resulting from operations per share:
Net increase in stockholders’ equity resulting from operations	$4,139,696	$2,021,980	$1,481,137

Weighted-average number of common shares outstanding	1,554,646	1,505,483	1,456,675
Dilutive effect of stock options (as determined by using the treasury stock method)	—	—	—

Weighted-average number of common shares and dilutive common shares outstanding	1,554,646	1,505,483	1,456,675

Diluted net increase in stockholders’ equity resulting from operations per share	$2.66	$1.34	$1.02

(9)	Related Party Transactions

For the fiscal years ended June 30, 2003, 2004 and 2005 the Company had no reportable related party transactions.

(10)	Leases

The Company has two noncancelable operating leases, primarily for office space, that expire over the next three years.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of June 30, 2005 are:

Year ending June 30,
2006	$37,926
2007	37,926
2008	25,284

Total minimum lease payments	$101,136

Net rental expense for operating leases for the years ended June 30, 2003, 2004 and 2005 was $58,536 and $36,478, and $36,519, respectively.

(11)	Commitments, Contingencies and Subsequent Events

Employment Agreement

The Company has an employment agreement with one active member of management. This agreement provides for a specified annual base salary and certain discretionary and performance-based bonuses. The contract also provides for stock options to be granted to the executive, where the executive may purchase common shares of the Company at the fair value of the Company’s common stock at the time of grant. The agreement expires on January 31, 2006.

Line of Credit

The Company has an open line of credit with a financial institution with a total availability of $1,000,000. The line bears interest at the bank’s prime rate. There were no outstanding borrowings under the line at June 30, 2005. The line of credit expires on November 1, 2005.

Letter of Credit

The company has issued a letter of credit drawn in favor of the Small Business Administration (SBA) through a local financial institution. The purpose of the letter of credit is for credit enhancement of a note receivable used in the company’s capital impairment calculation with the SBA.

Legal Proceedings

The Company is a party to various legal actions which are ordinary, routine litigation incidental to its business. The Company believes that none of those actions, either individually or in the aggregate, will have a material adverse effect on the results of operations or financial position of the Company.

Litigation involving two former investees was settled during fiscal year 2003, and the Company received $1,418,250 in connection with the settlements. A significant portion of the proceeds was considered to be a recovery of the legal expenses incurred during 2002 and 2003 related to these litigations

Capital Impairment

The Company is required to calculate the amount of capital impairment each reporting period based on Small Business Administration (SBA) regulations. The purpose of the calculation is to determine if the Undistributed Net Realized Earnings (Deficit) after adjustment for non-includable gains on securities exceeds the regulatory limits. If the adjusted deficit is greater than the calculated maximum impairment percentage, 50% for the Company as of June 30, 2004, and 2005, the Company is considered to have impaired capital. As of June 30, 2004, the Company had a capital impairment percentage of 56.09%.

During fiscal year 2004, the Company sold some stock and warrants and took back debt instruments in lieu of cash. Since the transactions occurred with a small non-public company, the debt instruments were not rated and have not been valued by an investment-banking firm. As of June 30, 2004, $4,919,556 of non-cash gains was not includable in the calculation of the impairment percentage and the Company’s capital was impaired. This results in a technical default of the loan agreement with the SBA.

The default of the loan agreement with the SBA may be cured in several ways. Subsequent to June 30, 2004, the Company was advised by the SBA that they had cured the technical default through a credit enhancement of a note receivable with a letter of credit. This resulted in a capital impairment ratio below 50%.

At June 30, 2005, the company’s capital impairment percentage was approximately 36%.

(12)	Concentration of Credit Risk

Most of the Company’s portfolio investment companies are located in the Mid-Atlantic region of the United States. In addition, three of the Company’s portfolio investment companies are in the telecommunications industry. As a result, any adverse impact on the economy of that region or the telecommunications industry could adversely impact the Company’s results of operations and financial position.

(13)	Fair Value of Financial Instruments

The following summary disclosures are made in accordance with the provisions of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. Fair value is defined in the statement as the amount at which an instrument could be exchanged in a current transaction between willing parties.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at June 30, 2004 and 2005:

Cash and cash equivalents, dividends receivable, interest receivable, accounts payable, accrued interest and accrued expenses:

The carrying amounts approximate fair value because of the short maturity of these instruments.

Loans and investments:

The Company’s loans and investments are reflected at fair value in the Company’s balance sheets. The fair value of portfolio investments is determined by the Executive Committee of the Board of Directors or by current market prices, if available, in accordance with the Company’s valuation policy (see note 2).

Debentures payable:

The fair value of the debentures payable is estimated by discounting the future cash flows using current interest rates at which similar notes would be made to borrowers with similar credit ratings. The fair value of the $23,400,000 debentures at June 30, 2004 and $21,400,000 at June 30, 2005 was estimated to be $26,968,000 and $23,639,000, respectively.

(14)	Employee Benefit Plan

Effective July 1, 1998, the Company adopted the Waterside Capital Corporation Defined Contribution Plan (the Plan). The Plan is available to all employees of the Company, regardless of age, who have completed at least three months of service. Eligible employees may contribute up to 8% of their compensation annually with the Company providing contributions of 100% of the first 6% of participating employees’ contributions. In addition, the Company has the ability to make discretionary contributions, which will be determined by a resolution of the Board of Directors. Total employer expense for the Plan for the years ended June 30, 2003, 2004 and 2005 was $37,765, $33,259, and $36,393, respectively.

Waterside Capital Corporation

Notes to Unaudited Financial Statements

December 31, 2005

(1)	Basis of Presentation

In the opinion of management, the accompanying unaudited interim statement of Waterside Capital Corporation (the Company) as of December 31, 2005 is prepared in accordance with generally accepted accounting principles (GAAP) for interim financial information and pursuant to the requirements for reporting Article 10 of Regulation S-X. Accordingly, certain disclosures accompanying annual financial statements prepared in accordance with GAAP are omitted. In the opinion of management, all adjustments, consisting of normal recurring accruals necessary for the fair presentation of financial statements for the interim periods, have been included. The Company’s balance sheet as of June 30, 2005 has been derived from the audited financial statements as of June 30, 2005. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes for the year ended June 30, 2005 as presented.

(2)	Description of Business

The Company was incorporated in the Commonwealth of Virginia on July 13, 1993 and is a closed-end investment company licensed by the Small Business Administration (the SBA) as a Small Business Investment Corporation (SBIC). The Company makes equity investments in, and provides loans to, small business concerns to finance their growth, expansion and development. Under applicable SBA regulation, the Company is restricted to investing only in qualified small business concerns as contemplated by the Small Business Investment Act of 1958.

(3)	Investments

Investments are carried at fair value, as determined by the Board of Directors. The Company, through its Board of Directors, has adopted the Model Valuation Policy, as published by the SBA, in Appendix III to Part 107 of Title 13 of the Code of Federal Regulations (the Policy). The Policy, among other things, presumes that loans and investments are acquired with the intent that they are to be held until maturity or disposed of in the ordinary course of business. Except for interest-bearing securities which are convertible into common stock, interest-bearing securities are valued at an amount not greater than cost, with unrealized depreciation being recognized when value is impaired. Equity securities of private companies are presumed to represent cost unless the performance of the portfolio company, positive or negative, indicates otherwise in accordance with the Policy guidelines. The fair value of equity securities of publicly traded companies are generally valued at their quoted market price discounted due to the investment size or market liquidity concerns and for the effect of restrictions on the sale of such securities.

Discounts can range from 0% to 40% for investment size and market liquidity concerns. Actual liquidity discounts in the portfolio at December 31, 2005 were 20%. Discounts for restriction on the sale of the investments are 15% in accordance with the provisions of the Policy. The Company maintains custody of its investments as permitted by the Investment Company Act of 1940.

Loans and investments consist primarily of preferred stock and debt securities obtained from portfolio companies in accordance with SBIC investment regulations. The financial statements include securities valued at $34,570,625 and $32,583,334 at June 30, 2005 and December 31, 2005, respectively. The valuation process completed by management includes estimates made by management and the Board of Directors in the absence of readily ascertainable market values. These estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and those differences could be material.

No person is authorized in connection with any offer made hereby to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the shares of common stock offered hereby, nor does it constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby to pay any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

1,456,675 Shares

WATERSIDE

CAPITAL

CORPORATION

A Small Business Investment Corporation

Rights Offering of

Common Stock

PROSPECTUS

PART III

ITEM 29.	MARKETING ARRANGEMENTS

Not applicable.

ITEM 30.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses in connection with the issuance and distribution of the securities covered hereby, other than underwriting discounts and commissions and compensation to authorized agents, are, subject to future contingencies, estimated to be as follows:

SEC Registration Fee	$1,128
Legal Fees and Expenses	$65,000
Accounting Fees and Expenses	$4,200
Blue Sky Fees and Expenses	$10,000
Printing Expenses	$6,000
Miscellaneous	$3,672
Total	$90,000

ITEM 31.	RELATIONSHIP WITH REGISTRANT OF EXPERTS NAMED IN REGISTRATION STATEMENT

Not applicable.

ITEM 32.	RECENT SALES OF UNREGISTERED SECURITIES

Not applicable.

ITEM 33.	TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED

Not applicable.

ITEM 34.	UNDERTAKINGS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”) may be permitted to directors, officers and controlling persons of the undersigned registrant, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement is reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(H) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

ITEM 35.	FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements (incorporated by reference to the Prospectus under the caption “Index to Financial Statements”). All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

(b) Exhibits.

1. Amended and Restated Articles of Incorporation of the Registrant, incorporated by reference to Exhibit 1 to Financial Statements and Exhibits on Form N-5/A as filed with the Securities and Exchange Commission on January 9, 1999.

2. Amended and Restated Bylaws of the Registrant, incorporated by reference to Exhibit 2 to Financial Statements and Exhibits on Form N-5/A as filed with the Securities and Exchange Commission on January 9, 1999.

3. Specimen common stock certificate, incorporated by reference to Exhibit 3.2 to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-5, Registration No. 333-36709 as filed with the Securities and Exchange Commission on January 9, 1998.

4. None.

5. See Exhibits 1 and 2.

6. None.

7. None.

8. The Registrant’s License From the Small Business Administration, incorporated by reference to Exhibit 8 to Financial Statements and Exhibits on Form N-5/A as filed with the Securities and Exchange Commission on January 9, 1999.

9. None.

10. None.

11. Opinion of Kaufman & Canoles, P.C.*

12. None.

13. Waterside Capital Corporation Code of Ethics

*	to be filed by amendment.

(c) Statement of eligibility and qualification of trustee.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norfolk, and the Commonwealth of Virginia, on the 13th day of February, 2006.

WATERSIDE CAPITAL CORPORATION

By:	/s/ J. Alan Lindauer
Name:	J. Alan Lindauer
Title:	President and Chief Executive Officer

Date: February 13, 2006

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

* J. Alan Lindauer	President, Chief Executive Officer and Director (Principal Executive Officer)	February 13, 2006

/s/ GERALD T. MCDONALD Gerald T. McDonald	Chief Financial Officer, Secretary and Treasurer (Principal Accounting Officer)	February 13, 2006

* James E. Andrews	Director	February 13, 2006

* J.N. Whiting Chisman, Jr.	Director	February 13, 2006

* Eric L. Fox	Director	February 13, 2006

* Marvin S. Friedberg	Director	February 13, 2006

* Roger L. Frost	Director	February 13, 2006

* Ernest F. Hardee	Director	February 13, 2006

* Henry V. Harris, III	Director	February 13, 2006

* Robert I. Low	Director	February 13, 2006

* Peter M. Meredith, Jr.	Director	February 13, 2006

* Augustus C. Muller	Director	February 13, 2006

* Juan M. Montero, II	Director	February 13, 2006

* R. Scott Morgan	Director	February 13, 2006

* T. Richard Litton	Director	February 13, 2006

* By:	/s/ Gerald T. McDonald
Gerald T. McDonald
Attorney-in-Fact
February 13, 2006